
BEA 東亞銀行

Our Ref: SHR/06/24

March 17, 2006



06012267

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/im/571
Encls.


The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中10號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com

GF 188 (06/2005)

File No. 82-3443

Annex to Letter to the SEC
dated March 17, 2006 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since November 7, 2005 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form SC1 Return of Allotments
   Date : November 30, 2005
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form R2 Notification of Location of Registers
   Date : December 14, 2005
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Form SC1 Return of Allotments
   Date : December 30, 2005
   Source of Requirement : Hong Kong Companies Ordinance

4. Document : Notification of Board meeting declaring the final results and final dividend for the year ended December 31, 2005
   Date : January 10, 2006
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

5. Document : Form R2 Notification of Location of Registers
   Date : January 16, 2006
   Source of Requirement : Hong Kong Companies Ordinance

6. Document : Form D3 Consent to Act as Director or Alternate Director
   Date : January 17, 2006
   Source of Requirement : Hong Kong Companies Ordinance

7. Document : Press Announcement in respect of Announcement of Appointment of Non-Executive Director
   Date : January 25, 2006
   Source of Requirement : HKSE Listing Rules

8. Document : Form D2A Notification of Change of Secretary and Director (Appointment / Cessation)
   Date : January 25, 2006
   Source of Requirement : Hong Kong Companies Ordinance

9. Document : Form SC1 Return of Allotments
   Date : January 27, 2006
   Source of Requirement : Hong Kong Companies Ordinance

10. Document : Press Announcement in respect of Announcement of 2005 Final Results
    Date : February 13, 2006
    Source of Requirement : HKSE Listing Rules

File No. 82-3443

Annex to Letter to the SEC
dated March 17, 2006 of
The Bank of East Asia, Limited

Description of Document

11. Document : Form SC1 Return of Allotments
    Date : February 28, 2006
    Source of Requirement : Hong Kong Companies Ordinance

12. Document : Press Announcement in respect of Proposed Amendments to the Articles of Association
    Date : March 8, 2006
    Source of Requirement : HKSE Listing Rules

13. Document : Press Announcement in respect of Notice of Eighty-Seventh Annual General Meeting
    Date : March 8, 2006
    Source of Requirement : HKSE Listing Rules

14. Document : Annual General Meeting Circular
    Date : March 8, 2006
    Source of Requirement : HKSE Listing Rules

15. Document : Proxy Form
    Date : March 8, 2006
    Source of Requirement : HKSE Listing Rules

16. Document : Annual Report 2005
    Date : March 8, 2006
    Source of Requirement : HKSE Listing Rules

17. Document : Scrip Circular and Form of Election in respect of 2005 final scrip dividend
    Date : March 15, 2006
    Source of Requirement : HKSE Listing Rules

公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 255

1 公司名稱 **Company Name**

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2** 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	09	11	2005
至 To	30	11	2005

3 本次股份分配的總款額 **Totals of this Allotment**

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	362,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,798,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,774,799,677.50

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 **For Official Use**



5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-145,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$1,798,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-145,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-145,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 11 / 2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

登記冊備存地點通知書
Notification of Location of Registers

(公司條例第74A(3)、88(3)、89(3)、95(3)、119A(2) 及 158A(2)條)
(Companies Ordinance ss. 74A(3), 88(3), 89(3), 95(3), 119A(2) & 158A(2))

表格 Form **R2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited

(註 Note 5) **2 登記冊或其他文件的備存地點 Location of Registers or Other documents**

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

登記冊／其他文件 Registers／Other documents	備存地點 Location	生效日期 Effective Date (日 DD / 月 MM / 年 YYYY)
☐ 成員登記冊 Register of Members	———	———
☐ 董事及秘書登記冊 Register of Directors & Secretaries	———	———
☑ 債權證持有人登記冊 Register of Debenture Holders (註 Note 6)	20/F Chater House, 8 Connaught Road, Central, Hong Kong	13/12/2005
☐ 押記登記冊 Register of Charges	———	———
☐ 會議紀錄簿 Minute Books	———	———
☐ 設定押記的文書副本 Copies of Instruments Creating Charges	———	———

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 14-12-2005
日 DD / 月 MM / 年 YYYY

* *請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Clifford Chance

地址 Address: 29/F Jardine House
1 Connaught Place
Central

電話 Tel: +852 2825 8832 傳真 Fax: +852 2825 8800

電郵地址 E-mail Address: gladys.lam@cliffordchance.com

檔號 Reference: SJR.B2707-00184.MZB/GLWY

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s.45(1))

RECEIVED
2006 APR -5 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CR
公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	02	12	2005
至 To	30	12	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	775,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	3,880,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,775,574,677.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-40,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$532,000.00
Ordinary	-270,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$3,348,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-310,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-310,000-	

簽署 Signed :

姓名 Name : CHAN Kay-cheung

董事 Director／~~秘書 Secretary~~ *

日期 Date : 30 / 12 / 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)


BEA東亞銀行

Our Ref. SHR/06/02

10th January, 2006

By Fax 2905 1327 & By Hand
Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

Attn: Ms. Jacqueline Wong
Senior Manager

Dear Sirs,

Please be informed that a Directors' meeting of this Bank will be held at 11:00 a.m. on Friday, 10th February, 2006 for the purpose of announcing the final results and declaring a final dividend for the year ended 31st December, 2005.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/549

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中10號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com



公司註冊處
Companies Registry

Notification of Location of Registers

(公司條例第 74A(3)、88(3)、89(3)、95(3)、119A(2) 及 158A(2)條)
(Companies Ordinance ss. 74A(3), 88(3), 89(3), 95(3), 119A(2) & 158A(2))

表格 Form **R2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 000255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 5) **2 登記冊或其他文件的備存地點 Location of Registers or Other documents**

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

登記冊／其他文件 Registers／Other documents	備存地點 Location	生效日期 Effective Date (日 DD / 月 MM / 年 YYYY)
☑ 成員登記冊 Register of Members	Level 25, Three Pacific Place 1 Queen's Road East Hong Kong	16 January 2006
☐ 董事及秘書登記冊 Register of Directors & Secretaries		
☐ 債權證持有人登記冊 Register of Debenture Holders (註 Note 6)		
☐ 押記登記冊 Register of Charges		
☐ 會議紀錄簿 Minute Books		
☐ 設定押記的文書副本 Copies of Instruments Creating Charges		

簽署 Signed :

姓名 Name : Molly HO Kam-lan

董事 Director／秘書 Secretary *

日期 Date : 16/01/2006
日 DD / 月 MM / 年 YYYY

* *請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: STANDARD REGISTRARS LIMITED

地址 Address: Level 25, Three Pacific Place,
1 Queen's Road East
Hong Kong

電話 Tel: 2980 1333 傳真 Fax: 2861 0285

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 255

公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

本人 I, 李福全 Li Fook Chuen, Eric (請填報姓名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，Director

☐ 候補董事，Alternate Director — 代替 Alternate to: --

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 25 (日 DD) 01 (月 MM) 2006 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 17 01 2006 (日 DD / 月 MM / 年 YYYY)

提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (LNL) / T0180017 / 14/01/2006

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Mr. Eric Li Fook-chuen has been appointed as a Non-executive Director of the Bank with effect from 25th January, 2006.

The Bank of East Asia, Limited (the "Bank") is pleased to announce that Mr. Eric Li Fook-chuen ("Mr. Li") has been appointed as a Non-executive Director of the Bank with effect from 25th January, 2006.

Mr. Li, *BscEE, MscEE, MBA, FIM*, aged 76, is currently the Chairman and Chief Executive Officer of The Kowloon Dairy Limited. He holds a Bachelor of Science Degree in Electrical Engineering from the University of Arkansas, U.S.A., a Master of Science Degree in Electrical Engineering from the University of Michigan, U.S.A., and a Master Degree in Business Administration from the University of California, U.S.A. He is also a Fellow of the Chartered Management Institute. Mr. Li is a director of Joyce Boutique Holdings Limited. Saved as disclosed, Mr. Li did not hold any directorship in other listed public companies in the last three years.

Mr. Li is a non-executive director of one of the Bank's wholly-owned subsidiaries, Blue Cross (Asia-Pacific) Insurance Limited. Saved as disclosed herein, Mr. Li does not hold any other position with the Bank and other members of the Bank Group.

Mr. Li has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Li's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association of the Bank. The fees payable to directors are determined by the Board with reference to market trends. Mr. Li will receive a directors' fee of HK$100,000 per annum.

Mr. Li is the uncle of Dr. David Li Kwok-po, Chairman and Chief Executive of the Bank, and also the uncle of Mr. Aubrey Li Kwok-sing, a Non-executive Director of the Bank. He is also the cousin of Dr. Li Fook-wo and Dr. Simon Li Fook-sean, both are Non-executive Directors of the Bank. Except as disclosed, Mr. Li is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) as at the date hereof.

As at the date of this announcement, Mr. Li is interested in 33,849,527 (2.24%) shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance. Of these 33,849,527 shares, Mr. Li is the beneficial owner of 1,040,201 (0.07%) shares, and 18,769,731 (1.24%) shares are held by New Jerico Limited in the capacity of trustee of The Jerico Unit Trust. Mr. Li is the sole director of New Jerico Limited. All the units in The Jerico Unit Trust are held by The New Elico Trust, of which Mr. Li is the founder and a discretionary beneficiary. Mr. Li is also deemed to be interested in 14,039,595 (0.93%) shares held by The Kowloon Dairy Limited of which Mr. Li is the Chairman and Chief Executive Officer.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Li that need to be brought to the attention of the shareholders of the Bank.

The Bank is pleased to take this opportunity to welcome Mr. Li and congratulates him on his appointment.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 25th January, 2006.

As at the date of this announcement, the Executive Directors of the Bank are Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are Dr. LI Fook-wo; Dr. The Hon. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng and Mr. Richard LI Tzar-kai; and Independent Non-executive Directors are Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

RECEIVED
2006 APR -6 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) **身份證明 Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) **法人團體秘書／董事的中文及英文名稱**
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) **離任日期 Date of Cessation**

日 DD	月 MM	年 YYYY

(註 Note 11) **請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位**
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation
☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (LNL) / T0180017 / 31/01/2006

請勿填寫本欄 For Official Use

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes -- Continuation Sheet(s) A, -- Continuation Sheet(s) B and -- Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 25/01/2006
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

'CSA' by P & L Associates, Hong Kong. (D2a.Frm)

Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	04	01	2006
至 To	27	01	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	762,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	4,083,400.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,776,337,177.50

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-250,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$3,100,000.00
Ordinary	-30,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$621,900.00
Ordinary	-25,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$361,500.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-305,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-305,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 27 / 01 / 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
01	02	2006	28	02	2006
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	5,100,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	34,182,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,781,437,177.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-55,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$731,500.00
Ordinary	-800,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$9,920,000.00
Ordinary	-1,020,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$21,144,600.00
Ordinary	-165,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$2,385,900.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-2,040,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-2,040,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 28 / 02 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)


BEA東亞銀行

The Bank of East Asia, Limited
(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors proposed to amend the Articles of Association to, inter alia, reflect the new Code on Corporate Governance Practices. Certain minor housekeeping amendments to the Articles of Association will also be proposed.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the 2006 AGM. A circular containing, inter alia, information on the proposed amendments to the Articles of Association and notice of the 2006 AGM is to be despatched to the Shareholders upon publication of this announcement.

The Directors of The Bank of East Asia, Limited (the "Bank") (the "Directors") proposed to amend the Articles of Association of the Bank (the "Articles of Association") to, inter alia, reflect the new Code on Corporate Governance Practices (the "Code") which replaced the Code of Best Practice in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Code, subject to certain transitional arrangements, took effect on 1st January, 2005. Certain minor housekeeping amendments to the Articles of Association will also be proposed at the Annual General Meeting of the Bank to be held on Friday, 7th April, 2006 ("2006 AGM").

Summary of the major changes to the existing Articles of Association include the following:

(a) the mechanics regarding voting will be refined to the effect that at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands;

(b) a Director appointed by the Board shall hold office until the next following general meeting, instead of the next following annual general meeting as provided in the existing Articles of Association;

(c) all Directors will be appointed for a specific term of no more than three years, and will be eligible for re-appointment upon retirement. The relevant provisions in the Articles of Association regarding retirement by rotation will be deleted;

(d) each of the Directors, instead of only the Executive Directors as provided in the existing Articles of Association, may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director; and

(e) the existing restriction that surpluses arising from revaluation of investments shall not be available for dividend will be removed from the Articles of Association.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the 2006 AGM. A circular containing, inter alia, information on the proposed amendments to the Articles of Association together with a notice convening the 2006 AGM is to be despatched to the Shareholders upon publication of this announcement.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 8th March, 2006.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Dr. The Hon. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai and Mr. Eric LI Fook-chuen; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

NOTICE OF EIGHTY-SEVENTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Eighty-seventh Annual General Meeting of the members of The Bank of East Asia, Limited (the "Bank") will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 7th April, 2006 at 11:00 a.m. for the following purposes:

1. To consider and adopt the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2005;
2. To declare a final dividend of HK$0.93 per share (with scrip option) for the year ended 31st December, 2005;
3. To re-elect Directors:
   (a) Mr. Kenneth LO Chin-ming
   (b) Mr. Eric LI Fook-chuen
   (c) Mr. WONG Chung-hin
   (d) Dr. LEE Shau-kee
   (e) Dr. William MONG Man-wai
   (f) Mr. CHAN Kay-cheung
4. To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Special Resolution

5. "THAT the Articles of Association of the Bank be and are hereby amended as follows:

   (a) Article 49 be amended by deleting the words "by rotation" in paragraph (c) thereof and substituting therefor the words "upon expiration of his term";

   (b) Article 56 be deleted in its entirety and replaced by the following:

   '56. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands.';

   (c) Article 74 be amended by deleting the words ", either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles";

   (d) the following new Article 74A be inserted immediately after Article 74:

   '74A. Subject to any express terms to the contrary in the relevant resolution for appointing any Director under Article 74, any Director so elected by the Company shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Company held in the third year following the year of his appointment and for the avoidance of doubt, on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment.';

   (e) Article 75 be deleted in its entirety and replaced by the following:

   '75. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director. Any Director so appointed by the Board shall hold office only until the next following general meeting and shall then be eligible for re-election.';

   (f) Article 78 be amended by deleting the words "by rotation hereinafter" on the first line thereof and inserting the words "in these Articles" immediately after the word "contained" on the second line thereof;

   (g) Article 80 be amended by deleting the sentence "At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.";

   (h) Article 81 be deleted in its entirety;

   (i) Article 83 be amended by deleting the words "in manner aforesaid" and substituting therefor the words "upon expiration of his term";

   (j) Article 88 be amended by deleting the word "Executive" on the first line thereof and by deleting the words "an Executive" on the sixth line thereof and substituting therefor the word "a"; and

   (k) Article 113 be amended by deleting the sentence "Surpluses arising from the revaluation of investments shall not be available for dividend."."

Ordinary Resolutions

6. "THAT

   (a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution, otherwise than any shares which may be issued pursuant to the following events:

   (i) a rights issue;

   (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

   (iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

   (b) for the purposes of this Resolution:

   'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;

   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7. "THAT

   (a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

   (b) for the purposes of this Resolution:

   'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;

   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 8th March, 2006

Notes:

(a) The Register of Members of the Bank will be closed from Monday, 13th March, 2006 to Wednesday, 15th March, 2006. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Friday, 10th March, 2006.

(b) For good corporate governance practice, the Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the Meeting be voted on by poll.

(c) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.

(d) The Memorandum and Articles of Association of the Bank is written in English. The Chinese version of the Resolution as set out in item 5 above on amendments of Articles of Association is a translation for reference only. Should there be any discrepancies, the English version will prevail.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Dr. The Hon. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai and Mr. Eric LI Fook-chuen; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.



BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Non-executive Directors:
Dr. LI Fook-wo
Dr. The Hon. Simon LI Fook-sean
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Dear Shareholder,

15th March, 2006

2005 FINAL SCRIP DIVIDEND SCHEME

1. Particulars of the Scrip Dividend Scheme

On 10th February, 2006 the Board of Directors of The Bank of East Asia, Limited (the "Bank") declared a final dividend of HK$0.93 per share for the year 2005 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Saturday, 8th April, 2006 to shareholders whose names were on the Register of Members at the close of business on Wednesday, 15th March, 2006. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 10th March, 2006.

Shareholders thus have the choice of receiving:

(a) cash of HK$0.93 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Friday, 17th March, 2006 to Thursday, 23rd March, 2006. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 23rd March, 2006. The basis of allotment of the New Shares will be published in the press on Friday, 24th March, 2006.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be disregarded and the benefit thereof will accrue to the Bank. The New Shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2005, but will rank pari passu in all other respects with the existing shares.

2. Conditions of Scrip Dividend Scheme

The Scrip Dividend Scheme is conditional upon the passing of the relevant resolution at the forthcoming Annual General Meeting and the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the New Shares.

3. Share Certificates and Stock Exchange Listing

Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Saturday, 8th April, 2006. Save that the US$550 million 5.625% Subordinated Notes due 2015 (Code: 2532) issued by the Bank in December 2005 are listed on the Stock Exchange, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange.

4. Central Clearing and Settlement System ("CCASS")

Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

5. Form of Election

A Form of Election is enclosed *(see Note)* with this letter for use by shareholders who wish to receive the final dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, **by 4:00 p.m. on Friday, 31st March, 2006.**

Note: The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Standard Registrars Limited by notice in writing ***by 4:00 p.m. on Friday, 31st March, 2006.***

If you wish to receive your dividend in cash in respect of the current final dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend, or partly cash and partly New Shares, in respect of the current final dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current final dividend and all future dividends permanently, you should enter a (✓) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

6. Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scrip Dividend Scheme. Such shareholders receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scrip Dividend Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Bank has made enquiries regarding the feasibility of extending the Scrip Dividend Scheme to shareholders with registered addresses in the United States of America. Since registration or filing or other procedure will need to be carried out in relation to the Scrip Dividend Scheme to comply with the relevant securities legislation in this country, the Directors have formed the view that it is not expedient to make available the Scrip Dividend Scheme to these shareholders. Therefore, shareholders whose registered addresses are in the United States of America or any of its territories or possessions will not be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the 2005 final dividend wholly in cash and no Form of Election is being sent to such shareholders. Apart from shareholders in the United States of America, according to the Bank's Register of Members, there are some other shareholders whose registered addresses are outside Hong Kong. They are allowed to participate in the Scrip Dividend Scheme.

Yours faithfully,
Molly HO Kam-lan
Company Secretary

上述（乙）與（丙）項選擇下的新股的零碎股份將不予配發，而有關利益將歸本行所有。所發行的新股除不能享有截至2005年12月31日止的財政年度所宣布派發的末期股息外，將與本行現有股份享有同等權益。

二、以股代息計劃之條件

是項以股代息計劃須待股東在周年常會上通過有關的決議案及聯交所上市委員會批准所建議發行的新股上市買賣方可作實。

三、寄發股票及新股報價上市

本行已向聯交所上市委員會申請批准將新股上市買賣。新股股票將約於2006年4月8日星期六以平郵寄予股東，如有郵誤，由收件股東承擔責任。除本行在2005年12月發行於2015年到期總值550,000,000美元的5.625%後償票據(代號：2532)在聯交所上市外，本行的股份或其他債務證券目前並無於聯交所以外的其他證券交易所上市買賣。

四、中央結算及交收系統(「中央結算系統」)

本行的股份已被納入香港中央結算有限公司設立及管理的中央結算系統為合資格證券。投資者可透過中央結算系統交收買賣本行股份。投資者應就此等交收安排詳情及此等安排對其權利及權益的影響程度向其證券經紀或其他專業顧問徵詢意見。

五、選擇表格

本行現隨函附上一份選擇表格 *(見附註)* ，以便股東就末期股息選擇收取新股，或就將來在派發現金股息同時可選擇收取股份以代替現金股息的情況下，作出固定長期收取股份股息的選擇。請填妥所附選擇表格，於**2006年3月31日星期五下午4時前**交回並送達香港皇后大道東28號金鐘匯中心26樓標準証券登記有限公司。

*附註：凡於較早時已選擇長期收取新股或現金股息的股東均不獲寄發選擇表格。如需更改長期選擇，請於**2006年3月31日星期五下午4時前**以書面通知標準証券登記有限公司。*

閣下如欲就今次末期股息收取現金股息，則無須採取任何行動。股東若不作收新股代替現金的選擇，將收到現金股息。

閣下如欲就今次末期股息收取新股，或部分現金及部分新股，請在丁欄內填上選擇以股代息的已登記股數。

閣下如欲就今次末期股息及日後獲派發的股息選擇長期收取股份，請在戊欄內加上(✓)號。 閣下不得將名下部分股份選擇長期收取股份代替現金。

閣下如欲長期收取現金股息，請在表格背頁長期收取現金股息項下簽署。

六、香港以外地區的股東

凡身居香港以外地區的股東均應向其銀行或其他專業顧問諮詢，以確定在參與以股代息計劃之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。凡身居香港以外地區而獲寄予本函件及／或選擇表格的股東，除非當地法律允許本行發出此項邀請而無須在有關地區辦理登記或其他法律手續，否則概不得將上述函件及／或表格作為參與以股代息計劃之邀請論。

本行已就向註冊地址位於美國的股東提供以股代息計劃之可行性進行查詢，鑑於以股代息計劃須根據此國家證券法例辦理註冊、登記或其他手續，董事會認為不適宜提供以股代息計劃予該等股東。因此，註冊地址為美國及其領土或屬土的股東均不可參與以股代息計劃。該等股東將全部以現金收取2005年度末期股息，並不獲寄發選擇表格。除在美國的股東外，根據本行的股東名冊，本行亦有些股東其註冊地址在香港以外地區，該等股東會獲准參與以股代息計劃。

此致

列位股東　台照

公司秘書

何金蘭　謹啟

2006年3月15日

表示，概不對因本函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

此乃要件　請即處理

如　閣下對應採取的行動有任何疑問，應立即請教　閣下的股票經紀或其他註冊證券商、銀行經理、律師、會計師或其他專業顧問。



BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)
(股份代號：23)

註冊辦事處：
香港
德輔道中10號

執行董事：
李國寶爵士*(主席兼行政總裁)*
彭玉榮先生*(副行政總裁)*
陳棋昌先生*(副行政總裁)*

非執行董事：
李福和博士
李福善博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生
李福全先生

獨立非執行董事：
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生
駱錦明先生

敬啟者：

2005年度末期以股代息計劃

一、股息派發詳情

東亞銀行有限公司(「本行」)董事會於2006年2月10日宣布派發2005年度末期股息每股港幣9角3仙，惟股東可選擇收取已繳足股款的新發行股份以代替現金股息(「以股代息計劃」)。是項股息將約於2006年4月8日星期六派發予2006年3月15日星期三辦公時間結束時已登記在股東名冊上的股東。參與是次以股代息計劃的最後接受辦理股份過戶登記日期為2006年3月10日。

股東因此可選擇收取下列任何一項：

(甲) 每股港幣9角3仙現金；或
(乙) 每股面值港幣2.50元的已繳足股份(「新股」)。新股的市值(見下文)相等於股東所能選擇收取的現金股息；或
(丙) 部分現金及部分新股。

在計算股東所應獲發給的新股數目時，新股的市值將按本行現有股份在香港聯合交易所有限公司(「聯交所」)於2006年3月17日星期五至3月23日星期四的平均收市價計算。因此，凡選擇收取新股以代替現金的股東所應獲發給的新股數目須待2006年3月23日聯交所收市後方能確定。發給新股的計算基準將於2006年3月24日星期五在報章公布。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃重要文件 請立即處理



The Bank of East Asia, Limited 東亞銀行有限公司 *(Stock Code: 23)*

2005 FINAL SCRIP DIVIDEND SCHEME - FORM OF ELECTION

2005末期以股代息計劃 - 選擇表格

IF YOU WISH TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND EITHER IN WHOLE OR IN PART YOU MUST COMPLETE THIS FORM AND RETURN IT TO REACH THE SHARE REGISTRAR OF THE BANK, STANDARD REGISTRARS LIMITED, 26/F TESBURY CENTRE, 28 QUEEN'S ROAD EAST, HONG KONG BEFORE THE DEADLINE AS SPECIFIED IN BOX A BELOW.
如擬就派發之現金股息選擇全部或部分收取股份，則最遲須於下列甲欄內所示之截止日期前將表格填妥交回並送達本銀行之股份登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。
IF YOU WISH TO RECEIVE CASH DIVIDEND IN WHOLE FOR THE CURRENT DIVIDEND, YOU NEED NOT COMPLETE THIS FORM. HOWEVER, IF YOU WISH TO RECEIVE ONLY CASH IN RESPECT OF ALL FUTURE DIVIDENDS, PLEASE SIGN THE NOTICE ON THE REVERSE OF THIS FORM.
如欲以全部現金收取是期股息，無須填寫本表格。不過，如有意就日後獲派發之股息全部收取現金，請填寫及簽署本表格背後之通知。

BOX A 甲欄	DEADLINE TO RETURN THIS FORM (RECEIVED BY THE REGISTRAR) 交回此表格截止日期（以送達股份登記處為準）	4:00 P.M., FRIDAY, 31ST MARCH, 2006 2006年3月31日星期五下午4時

BOX B 乙欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址

SPECIMEN

BOX C 丙欄	NUMBER OF REGISTERED SHARES AS AT 15TH MARCH, 2006 於2006年3月15日登記持有之股數

ELECTION FOR SHARES (ONLY FOR THE 2005 FINAL DIVIDEND OF HK$0.93 PER SHARE)
選擇收取股份（只就每股港幣9角3仙之2005年度末期股息作出選擇）

IF YOU ELECT TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND IN WHOLE OR IN PART OF YOUR REGISTERED SHARES, INSERT IN BOX D THE NUMBER OF YOUR REGISTERED SHARES IN RESPECT OF WHICH YOU ELECT TO RECEIVE SHARES.
如擬就名下登記持有股數之全部或部分選擇收取股份以代替現金股息，請在丁欄內填上該已登記之股數。

BOX D 丁欄	NUMBER OF REGISTERED SHARES FOR WHICH DIVIDEND TO BE PAID IN SHARES 選擇以股代息之已登記股數	

NOTE : IF YOU SIGN THIS FORM BUT DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE SHARES IN LIEU OF CASH OR IF YOU ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME.
附註 : 如閣下簽妥此表格，但未註明意欲收取股份以代替現金股息之股數，或選擇收取股份以代替現金股息之股數，比登記在名下者為多，在此任何一種情況下，閣下將被視作已選擇名下全部股份收取股份代替現金股息。

PERMANENT ELECTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND (FROM 2005 FINAL DIVIDEND ONWARDS)
選擇長期收取股份代替現金股息（由2005年度末期息開始）

ENTER A TICK (✓) IN BOX E IF YOU WISH TO RECEIVE, IN RESPECT OF ALL REGISTERED SHARES, SHARES INSTEAD OF CASH IN RESPECT OF THE CURRENT AND FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES. **A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR REGISTERED SHARES.**
閣下如擬就是期股息及日後獲派發之股息，在可選擇收取股份以代替現金股息時，就名下所有股份全部收取以股代息，即請在戊欄內加上（✓）號。
閣下不得將名下部分股份選擇長期收取股份代替現金。

COMPLETION OF BOX E BELOW WILL AUTOMATICALLY INVALIDATE ANY ENTRY IN BOX D.
一旦填寫戊欄後，丁欄所填一切即告失效。

BOX E 戊欄	PERMANENT ELECTION FOR SHARES 選擇長期收取股份	

To The Bank of East Asia, Limited 致東亞銀行有限公司：

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), GIVE NOTICE OF ELECTION TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF THE DIVIDENDS PAYABLE ON THE SHARES REGISTERED IN MY/OUR NAME(S) IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE.
本人／吾人為下面簽署及上列之股東，茲通知本人／吾人名下之股份所應獲派發之股息，將根據以上所作指示，收取股份以代替現金股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ______________

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 : （一）所有聯名持有人均須簽署。（二）股東如屬有限公司，則表格須由正式授權人簽署。

NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本銀行不會就收到本表格一事發給收據。

CERTIFICATE(S) AND/OR DIVIDEND WARRANT FOR THE ENTITLEMENT WILL BE SENT BY ORDINARY MAIL TO THE SHAREHOLDER(S) AT HIS/THEIR RISK TO THE ADDRESS AS SHOWN ABOVE. CASH DIVIDEND WILL BE PAID IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
應得之股票及／或股息單將以平郵按上列地址寄予股東，如有郵誤，由收件股東自行負責。倘股東已於事前發出股息處理指示，則現金股息將會遵囑辦理。

DATE ON WHICH THE CERTIFICATE(S) AND/OR DIVIDEND WARRANT WILL BE SENT 股票及／或股息單寄發日期	SATURDAY, 8TH APRIL, 2006 2006年4月8日星期六

ial No. 000001

PERMANENT RECEIPT OF CASH DIVIDEND
長期收取現金股息

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), HEREBY GIVE NOTICE THAT I/WE WISH TO RECEIVE ALL FUTURE DIVIDENDS IN CASH IN RESPECT OF ALL MY/OUR REGISTERED SHARES. I/WE DO NOT INTEND TO ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF ALL FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES FOR ALL MY/OUR REGISTERED SHARES. I/WE REQUEST THE BANK NOT TO SEND ANY FORM OF ELECTION UNTIL MY/OUR FURTHER NOTICE IN WRITING AND ACCORDINGLY WAIVE ANY RIGHTS IN THAT RESPECT UNDER THE ARTICLES OF ASSOCIATION OF THE BANK.
本人／吾人為下面簽署及上列之股東，茲通知　貴銀行，本人／吾人欲就名下登記之股份日後所獲派發之股息，全部收取現金。本人／吾人無意就名下登記之股份選擇收取股份以代替現金股息。同時要求　貴銀行無須再寄予有關之選擇表格，直至本人／吾人之書面通知為止，亦即放棄根據公司組織章程細則股東應獲寄予選擇表格之權利。

NOTE : THIS REQUEST CAN BE REVOKED AT ANY TIME BY NOTICE IN WRITING TO THE SHARE REGISTRAR OF THE BANK, SUCH REVOCATION NOTICE IS ONLY APPLICABLE TO THOSE DIVIDENDS DECLARED OR PAID AFTER SUCH NOTICE IS RECEIVED BY THE REGISTRAR.
附註 : 本指示可隨時由股東向本銀行股份登記處發出書面通知予以撤消，撤消通知僅適用於自股份登記處收到該通知以後所宣布派發或支付之股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ....

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN.
(ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 : (一) 所有聯名持有人均須簽署。
(二) 股東如屬有限公司，則表格須由正式授權人簽署。


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2006
WASH. D.C.
152
SECTION

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Bank of East Asia, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, a licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



BEA 東亞銀行



The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

NOTICE OF ANNUAL GENERAL MEETING,
RE-ELECTION OF DIRECTORS,
AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

The notice of Annual General Meeting of The Bank of East Asia, Limited to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 7th April, 2006 at 11:00 a.m. ("2006 AGM") is set out on pages 2 to 5 of this circular.

Whether or not you are able to attend the 2006 AGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the 2006 AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2006 AGM should you so wish.

8th March, 2006

CONTENTS

	Page
Definitions	1
Notice of Annual General Meeting	2
Letter from the Chairman	
Introduction	6
Resolution (1) — Adoption of the Audited Accounts and the Reports of the Directors and of the Auditors	7
Resolution (2) — Declaration of final dividend with scrip option	7
Resolution (3) — Re-election of Directors	7
Resolution (4) — Re-appointment of Auditors	7
Resolution (5) — Amendments to the Articles of Association	7
Resolutions (6), (7) and (8) — General mandates to issue shares and repurchase shares	8
Recommendation	8
Appendix 1 — Right to Demand Poll	9
Appendix 2 — Details (including Biographies) of Directors Proposed to be Re-elected	10
Appendix 3 — Amendments to the Articles of Association	14
Appendix 4 — Explanatory Statement on Repurchase of Shares	18

Accompanying documents:

(i) Annual Report 2005

(ii) Form of Proxy

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"2006 AGM"	the annual general meeting of the Bank to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 7th April, 2006 at 11:00 a.m., the notice of which is set out on pages 2 to 5 of this circular or, where the context so admits, any adjournment thereof;
"Articles of Association"	the articles of association of the Bank, as from time to time altered;
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong with limited liability;
"Directors"	the directors of the Bank;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	28th February, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Ordinance" or "Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shareholders"	holders of Shares;
"Shares"	shares of HK$2.50 each in the share capital of the Bank;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers.

The Bank of East Asia, Limited

Notice of Eighty-Seventh Annual General Meeting

NOTICE IS HEREBY GIVEN that the Eighty-seventh Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 7th April, 2006 at 11:00 a.m. for the following purposes:

1. To consider and adopt the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2005;

2. To declare a final dividend of HK$0.93 per share (with scrip option) for the year ended 31st December, 2005;

3. To re-elect Directors:
   (a) Mr. Kenneth LO Chin-ming
   (b) Mr. Eric LI Fook-chuen
   (c) Mr. WONG Chung-hin
   (d) Dr. LEE Shau-kee
   (e) Dr. William MONG Man-wai
   (f) Mr. CHAN Kay-cheung

4. To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Special Resolution

5. "THAT the Articles of Association of the Company be and are hereby amended as follows:

   (a) Article 49 be amended by deleting the words "by rotation" in paragraph (c) thereof and substituting therefor the words "upon expiration of his term";

   (b) Article 56 be deleted in its entirety and replaced by the following:

   '56. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands.';

   (c) Article 74 be amended by deleting the words ", either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles";

(d) the following new Article 74A be inserted immediately after Article 74:

'74A. Subject to any express terms to the contrary in the relevant resolution for appointing any Director under Article 74, any Director so elected by the Company shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Company held in the third year following the year of his appointment and for the avoidance of doubt, on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment.';

(e) Article 75 be deleted in its entirety and replaced by the following:

'75. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director. Any Director so appointed by the Board shall hold office only until the next following general meeting and shall then be eligible for re-election.';

(f) Article 78 be amended by deleting the words "by rotation hereinafter" on the first line thereof and inserting the words "in these Articles" immediately after the word "contained" on the second line thereof;

(g) Article 80 be amended by deleting the sentence "At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.";

(h) Article 81 be deleted in its entirety;

(i) Article 83 be amended by deleting the words "in manner aforesaid" and substituting therefor the words "upon expiration of his term";

(j) Article 88 be amended by deleting the word "Executive" on the first line thereof and by deleting the words "an Executive" on the sixth line thereof and substituting therefor the word "a"; and

(k) Article 113 be amended by deleting the sentence "Surpluses arising from the revaluation of investments shall not be available for dividend."."

Ordinary Resolutions

6. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution, otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 8th March, 2006

Notes:

(a) *The Register of Members of the Bank will be closed from Monday, 13th March, 2006 to Wednesday, 15th March, 2006. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Friday, 10th March, 2006.*

(b) *For good corporate governance practice, the Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the Meeting be voted on by poll.*

(c) *A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.*

(d) *The Memorandum and Articles of Association of the Bank is written in English. The Chinese version of the Resolution as set out in item 5 above on amendments of Articles of Association is a translation for reference only. Should there be any discrepancies, the English version will prevail.*

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Non-executive Directors:
Dr. LI Fook-wo
Dr. The Hon. Simon LI Fook-sean
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

Registered Office:
10 Des Voeux Road Central
Hong Kong.

To the Shareholders

8th March, 2006

Dear Sir or Madam,

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2006 AGM and explanation in connection with the matters to be dealt with at the 2006 AGM. For good corporate governance practice, I would direct that each of the resolutions set out in the notice of the 2006 AGM be voted on by poll.

A notice convening the 2006 AGM is set out on pages 2 to 5 of this circular.

The procedure by which Shareholders may demand a poll at any general meeting of the Bank is set out in Appendix 1 to this circular.

A proxy form for use at the 2006 AGM is enclosed. Whether or not you are able to attend the 2006 AGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the 2006 AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2006 AGM should you so wish.

RESOLUTION (1) — ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORTS OF THE DIRECTORS AND OF THE AUDITORS

Annual Report 2005 incorporating the audited accounts, the Reports of the Directors and of the Auditors for the year ended 31st December, 2005 was sent together with this circular to Shareholders on the same date. The audited accounts have been reviewed by the Audit Committee.

RESOLUTION (2) — DECLARATION OF FINAL DIVIDEND WITH SCRIP OPTION

The Board has recommended a final dividend of HK$0.93 per share for the year 2005 in cash with an option to receive new, fully paid Shares in lieu of cash. Subject to the passing of Resolution (2), such final dividend will be paid on or about 8th April, 2006. The scrip dividend scheme is also conditional upon the Listing Committee of the Stock Exchange granting approval to the listing of and permission to deal in the new Shares to be issued under the scrip dividend scheme.

A circular containing details of scrip dividend scheme and the election form will be sent to Shareholders on or about Wednesday, 15th March, 2006.

The Register of Members will be closed from Monday, 13th March, 2006 to Wednesday, 15th March, 2006. In order to qualify for the proposed final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. on Friday, 10th March, 2006.

RESOLUTION (3) — RE-ELECTION OF DIRECTORS

In accordance with Article 75 of the Articles of Association, Mr. Kenneth LO Chin-ming who was appointed on 1st May, 2005, and Mr. Eric LI Fook-chuen who was appointed on 25th January, 2006, will retire at the 2006 AGM and, being eligible, offer themselves for re-election. In accordance with Articles 80, 81 and 82 of the Articles of Association, Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Simon LI Fook-sean, Dr. William MONG Man-wai and Mr. CHAN Kay-cheung will retire by rotation at the 2006 AGM. With the exception of Dr. Simon LI Fook-sean who does not seek re-appointment, all the other retiring Directors, being eligible, offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the 2006 AGM are set out in Appendix 2 to this circular.

The re-appointment of Directors has been reviewed by the Nomination Committee which made recommendation to the Board that the re-election be proposed for shareholders' approval at the 2006 AGM. The Nomination Committee has also assessed the independence of all the Bank's Independent Non-executive Directors including those to be re-elected at the 2006 AGM.

RESOLUTION (4) — RE-APPOINTMENT OF AUDITORS

The Board (which agreed with the view of the Audit Committee) recommended that, subject to the approval of Shareholders at the 2006 AGM, KPMG be re-appointed as the external auditors of the Bank for 2006.

RESOLUTION (5) — AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors proposed to amend the Articles of Association to, inter alia, reflect the new Code on Corporate Governance Practices (the "Code") which replaced the Code of Best Practice in Appendix 14 of the Listing Rules. The Code, subject to certain transitional arrangements, took effect on 1st January, 2005. Certain minor housekeeping amendments to the Articles of Association will also be proposed at the 2006 AGM.

Details of the proposed amendments to the Articles of Association are set out in Appendix 3 to this circular.

RESOLUTIONS (6), (7) AND (8) — GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

To keep in line with current corporate practice, an ordinary resolution will be proposed at the 2006 AGM for approval by Shareholders for the granting of a general mandate to the Directors to allot, issue and otherwise deal with additional Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of passing the resolution. Based on the 1,512,574,871 Shares in issue as at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Bank after the Latest Practicable Date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the mandate to issue a maximum of 151,257,487 Shares.

At the annual general meeting of the Bank held on 8th April, 2005, approval was given by Shareholders for the granting of the general mandate to the Directors to repurchase Shares on the Stock Exchange up to 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of passing the relevant resolution. In accordance with the terms of the approval, that general mandate will shortly expire on 7th April, 2006 upon the conclusion of the 2006 AGM. An ordinary resolution will therefore be proposed to renew the grant of this mandate. The Explanatory Statement required by the Listing Rules to be sent to Shareholders in connection with the proposed share repurchase resolution is set out in Appendix 4 to this circular.

Conditional upon the passing of the Resolutions (6) and (7), an ordinary resolution to authorise the Directors to exercise the powers to allot, issue and dispose of additional Shares of the Bank under the general mandate to issue shares in respect of the aggregate nominal amount of the share capital in the Bank repurchased by the Bank will also be proposed for approval by Shareholders at the 2006 AGM.

RECOMMENDATION

Your Directors consider that the above proposals are in the interests of the Bank and its Shareholders and accordingly recommend that all Shareholders vote in favour of the resolutions to be proposed at the 2006 AGM.

Yours faithfully,
David LI Kwok-po
Chairman and Chief Executive

Article 57 of the Articles of Association sets out the procedure by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

The following are the particulars of the six Directors proposed to be re-elected at the 2006 AGM:

1. **Mr. Kenneth LO Chin-ming**
MA, BA, Independent Non-Executive Director and Member of the Audit Committee

Mr. Lo, aged 63, was appointed a Director in 2005. Mr. Lo is the Chairman and Chief Executive Officer of the Industrial Bank of Taiwan, the Chairman of IBT Management Corp., the Chairman of IBT Venture Co., the Chairman of Boston Life Science Venture Corp., the Honourable Chairman of the Chailease Group and the Chairman of Grand Pacific Holding Corp. (USA). He is also the Director of Taiwan Cement Corp. and the Director of Gainwell Securities Co., Ltd. (Hong Kong). Mr. Lo holds a B.A. in Economics from National Taiwan University and an M.A. in Finance from the University of Alabama. He has been with the banking and finance industry for over 35 years and had abundant experience in securities, trust, leasing, commercial banking, investment banking and venture capital. He was the President of Chinatrust Commercial Bank, the President of Chailease Group, the Vice Chairman of China Trust Bank (USA), the Managing Director of International Bank of Taipei, and the Director of Hua Nan Commercial Bank. Mr. Lo has not held any directorship in other listed public companies during the last three years.

In addition to his highly recognized professional accomplishments, Mr. Lo is also active in public service. He is the Executive Supervisor of the Chinese National Association of Industry and Commerce, the Supervisor of the ROC Bankers Association, the Director of Mount Jade Science & Technology Association of Taiwan, the Director of US-Taiwan Business Council and a member of Dean's Advisory Council of the Sloan School of Business at the Massachusetts Institute of Technology. He was the President of Asian Leasing Association, the Charter Chairman of Taipei Presidents' Organization, and the Director of the ROC Bankers Association.

Save as disclosed, Mr. Lo does not hold any position with the Bank or with other members of the Bank Group. Mr. Lo has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Lo's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Lo receives a directors' fee of HK$100,000 per annum.

Mr. Lo is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lo is not interested in any Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

2. **Mr. Eric LI Fook-chuen**
BscEE, MscEE, MBA, FIM, Non-Executive Director

Mr. Li, aged 76, was appointed a Director in January 2006. He is currently the Chairman and Chief Executive Officer of The Kowloon Dairy Limited. He holds a Bachelor of Science Degree in Electrical Engineering from the University of Arkansas, U.S.A., a Master of Science Degree in Electrical Engineering from the University of Michigan, U.S.A., and a Master Degree in Business Administration from the University of California, U.S.A.. He is also a Fellow of the Chartered Management Institute. Mr. Li is a director of Joyce Boutique Holdings Limited. Saved as disclosed, Mr. Li has not held any directorship in other listed public companies during the last three years.

Mr. Li is a non-executive director of one of the Bank's wholly-owned subsidiaries, Blue Cross (Asia-Pacific) Insurance Limited. Saved as disclosed, Mr. Li does not hold any position with the Bank or with other members of the Bank Group.

Mr. Li has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Li's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Li will receive a directors' fee of HK$100,000 per annum.

Mr. Li is the uncle of Dr. The Hon. Sir David LI Kwok-po, Chairman and Chief Executive of the Bank, and also the uncle of Mr. Aubrey LI Kwok-sing, a Non-executive Director of the Bank. He is also the cousin of Dr. LI Fook-wo and Dr. Simon LI Fook-sean, both are Non-executive Directors of the Bank. Saved as disclosed, Mr. Li is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Li is interested in 33,849,527 (2.24%) Shares within the meaning of Part XV of the Securities and Futures Ordinance. Of these 33,849,527 Shares, Mr. Li is the beneficial owner of 1,040,201 (0.07%) Shares, and 18,769,731 (1.24%) Shares are held by New Jerico Limited in the capacity of trustee of The Jerico Unit Trust. Mr. Li is the sole director of New Jerico Limited. All the units in The Jerico Unit Trust are held by The New Elico Trust, of which Mr. Li is the founder and a discretionary beneficiary. Mr. Li is also deemed to be interested in 14,039,595 (0.93%) Shares held by The Kowloon Dairy Limited of which Mr. Li is the Chairman and Chief Executive Officer.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

3. **Mr. WONG Chung-hin**
CBE, JP, Independent Non-executive Director and Member of the Audit Committee

Mr. Wong, aged 72, is a solicitor. He was appointed a Director in 1977. Mr. Wong is the Consultant of P.C. Woo & Co. He is also a Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited. Save as disclosed, Mr. Wong has not held any directorship in other listed public companies during the last three years.

Save as disclosed, Mr. Wong does not hold any position with the Bank or with other members of the Bank Group. Mr. Wong has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Wong's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Wong receives a directors' fee of HK$100,000 per annum.

Mr. Wong is the uncle of Dr. Allan WONG Chi-yun, an Independent Non-executive Director of the Bank. Save as disclosed, Mr. Wong is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Wong is the beneficial owner of 46,810 (0.003%) Shares and he is deemed to be interested in 344,131 (0.02%) Shares through the interests of his spouse, Mrs. WONG LAM Mei-lin.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

4. **Dr. LEE Shau-kee**
Hon. DBA, Hon. DSSc, Hon. LLD, Independent Non-executive Director and Member of the Nomination Committee

Dr. Lee, aged 77, was appointed a Director in 1987. He is the Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Dr. Lee is also the Chairman of Henderson Cyber Limited (being a listed company in Hong Kong until its privatisation on 12th December, 2005), The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is the Vice Chairman of Sun Hung Kai Properties Limited and a Director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005) and Hong Kong Ferry (Holdings) Company Limited. Save as disclosed, he has not held any directorship in other listed public companies during the last three years.

Save as disclosed above, Dr. Lee does not hold any position with the Bank or with other members of the Bank Group. Dr. Lee has not entered into any service contract with the Bank. No terms have been fixed or proposed for Dr. Lee's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Dr. Lee receives a directors' fee of HK$100,000 per annum.

Dr. Lee is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Dr. Lee is the beneficial owner of 647,985 (0.04%) Shares. In addition, Dr. Lee is also deemed to be interested in 1,000,000 (0.07%) Shares held through Superfun Enterprises Limited ("Superfun"). Superfun is wholly owned by The Hong Kong and China Gas Company Limited which is 37.62% held by Henderson Investment Limited which in turn is 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land"). Henderson Land is 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Dr. Lee.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

5. **Dr. William MONG Man-wai**
Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, Non-executive Director

Dr. Mong, aged 78, was appointed a Director in 1995. He is the Chairman and Senior Managing Director of Shun Hing Group. Dr. Mong is a Member of the One Country Two Systems Research Institute Advisory Committee. He is the Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. Dr. Mong is the Honorary Chairman of the Board of Trustees of Nanjing University, a Consultant of the Tsinghua University Education Foundation, a Director of the Centre for Advanced Study Foundation of Tsinghua University, the Honorary Member of the Education Fund of Peking University, the Board of Trustees of Shanghai Jiao Tong University and a Member of the Board of Directors of Jinan University in Guangdong. He is also a Member of the Court of Hong Kong University of Science and Technology and Hong Kong Polytechnic University. Dr. Mong has not held any directorship in other listed public companies during the last three years.

Save as disclosed, Dr. Mong does not hold any position with the Bank or with other members of the Bank Group. Dr. Mong has not entered into any service contract with the Bank. No terms have been fixed or proposed for Dr. Mong's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Dr. Mong receives a directors' fee of HK$100,000 per annum.

Dr. Mong is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Dr. Mong is the beneficial owner of 848,157 (0.06%) Shares. In addition, amongst the 5,242,661 (0.35%) Shares, (i) 4,502,798 (0.30%) Shares are held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 (0.04%) Shares are held through Shun Hing Technology Co. Ltd., and (iii) 71,540 (0.005%) Shares are held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of Dr. Mong who is the Chairman of these corporations.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

6. **Mr. CHAN Kay-cheung**
FHKIB, Executive Director and Deputy Chief Executive

Mr. Chan, aged 59, joined the Bank in 1965. He was the Company Secretary from 1987 to 1995 and was promoted to General Manager in 1992. Mr. Chan was appointed a Director in 1996 and was promoted to Deputy Chief Executive in 1997. He assists the Chief Executive in the overall management and control of the Group. Mr. Chan is also a director of various members of the Bank Group. He is also the Chairman and a Member of various Committees appointed by the Board. Mr. Chan possesses extensive knowledge and experience in the banking industry.

Mr. Chan is a Director of China Electronics Corporation Holdings Company Limited, Chu Kong Shipping Development Company Limited and Four Seas Food Investment Holdings Limited. Save as disclosed, Mr. Chan has not held any directorship in other listed public companies during the last three years.

Mr. Chan is also a Member of the MPF Industry Schemes Committee.

Mr. Chan has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Chan's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Chan receives a directors' fee of HK$100,000 per annum.

Mr. Chan is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Chan is interested in 478,800 (0.03%) Shares within the meaning of Part XV of the SFO, in addition to the share options being granted to him to subscribe for 2,300,000 Shares pursuant to the Staff Share Option Schemes of the Bank (details of such share options were disclosed in the Annual Report 2005 under the section heading "Information on Share Options" in the Report of the Directors).

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

This appendix sets out the proposed amendments to the Articles of Association.

Summary of the major changes to the existing Articles of Association include the following:

(a) the mechanics regarding voting will be refined to the effect that at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands;

(b) a Director appointed by the Board shall hold office until the next following general meeting, instead of the next following annual general meeting as provided in the existing Articles of Association;

(c) all Directors will be appointed for a specific term of no more than three years, and will be eligible for re-appointment upon retirement. The relevant provisions in the Articles of Association regarding retirement by rotation will be deleted;

(d) each of the Directors, instead of only the Executive Directors as provided in the existing Articles of Association, may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director; and

(e) the existing restriction that surpluses arising from revaluation of investments shall not be available for dividend will be removed from the Articles of Association.

The proposed amendments to the Articles of Association have been marked up for ease of reference as follows:

Article 49 — Special business

49. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:

 (a) the declaration and sanctioning of dividends;

 (b) the consideration and adoption of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

 (c) the election of Directors in place of those retiring (~~by rotation~~ upon expiration of his term or otherwise);

 (d) the appointment of Auditors where special notice of the resolution for such appointment is not required by the Ordinance; and

 (e) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the Auditors.

Article 56 — Voting rights at general meetings

56. ~~Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held, on a show of hands every Member who is present in person at a general meeting of the Company shall have one vote, and on a poll every Member who is present in person or by proxy shall have one vote for each share of which he is the holder.~~

    Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands.

Article 74 — Company may appoint Directors

74. Subject to the provisions of these Articles and the Ordinance, the Company may by ordinary resolution elect any person to be a Director~~, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles~~.

Article 74A — Terms of elected Directors (new Articles)

74A. Subject to any express terms to the contrary in the relevant resolution for appointing any Director under Article 74, any Director so elected by the Company shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Company held in the third year following the year of his appointment and for the avoidance of doubt, on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment.

Article 75 — Board may appoint Directors

75. ~~Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed by the Board shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.~~

    Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director. Any Director so appointed by the Board shall hold office only until the next following general meeting and shall then be eligible for re-election.

Article 78 — Disqualification of Directors

78. Without prejudice to the provisions for retirement ~~by rotation hereinafter~~ contained in these Articles, the office of a Director shall be vacated in any of the events following, namely:

    (a) if by notice in writing delivered to the Office or tendered at a meeting of the Board his resignation is requested by all of the other Directors;

    (b) if (not being an Executive Director whose contract precludes resignation) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

    (c) if he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

    (d) if, without leave, he is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

    (e) if he becomes bankrupt or compounds with his creditors;

    (f) if he is prohibited by law from being a Director;

    (g) if he ceases to be a Director by virtue of the Ordinance or is removed from office pursuant to these Articles.

Articles 80 — Retirement of Directors ~~at annual general meeting~~

80. ~~At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.~~ A Director retiring at a meeting shall retain office until the close of the meeting.

Articles 81 — Selection of Directors to retire

~~81. The Directors to retire on each occasion shall be those who have been longest in office since their last election, but as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the date of the notice convening the annual general meeting, and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after the date of such notice but before the close of the meeting.~~

Article 83 — Deemed re-election

83. Subject to the provisions of these Articles, the Company at the meeting at which a Director retires ~~in manner aforesaid~~ upon expiration of his term may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

Article 88 — Expenses of Directors

88. Each ~~Executive~~ Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as ~~an Executive~~ a Director. Any Director who, by request, goes or resides outside the jurisdiction in which he normally resides for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

Article 113 — Company may declare dividends

113. Subject to the Ordinance and as hereinafter set out, the Company in general meeting may from time to time declare dividends to be paid to the Members according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board. ~~Surpluses arising from the revaluation of investments shall not be available for dividend.~~

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the 2006 AGM.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

(i) At the 2006 AGM a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up Shares representing up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of passing the resolution (the "Repurchase Mandate"). Based on the 1,512,574,871 Shares in issue as at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Bank after the Latest Practicable Date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the Repurchase Mandate to repurchase a maximum of 151,257,487 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those Shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by Shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increases, such increase will be treated as an acquisition of voting rights for purpose of the Takeover Code. As a result, a shareholder, or group of shareholders acting in concert, would obtain or consolidate control of the Bank and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, the Bank does not have a substantial shareholder (as defined in the Listing Rules).

However, the Directors are not aware of any consequence which would arise under the Takeover Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this circular.

(ix) No connected persons (as defined in the Listing Rules) of the Bank have notified it of a present intention to sell Shares to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by Shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2005: February	23.90	22.65
March	23.95	22.30
April	23.00	22.35
May	23.15	22.35
June	23.00	22.60
July	23.85	22.70
August	24.15	22.50
September	23.20	22.45
October	23.05	22.30
November	23.35	22.65
December	23.70	23.15
2006: January	24.20	23.25

(viii)於本文件的刊發日期前6個月內，本行並無購買本身股份。

(ix) 本行並無獲其關連人士(按《上市規則》的定義)知會他們現擬出售股份予本行。該等人士亦無承諾，倘購回授權獲股東批准後，他們不會出售任何該等股份予本行。

(x) 本行股份過去12個月期間每月在聯交所的最高及最低買賣價如下：

		最高 *港元*	**最低** *港元*
2005年：	2月	23.90	22.65
	3月	23.95	22.30
	4月	23.00	22.35
	5月	23.15	22.35
	6月	23.00	22.60
	7月	23.85	22.70
	8月	24.15	22.50
	9月	23.20	22.45
	10月	23.05	22.30
	11月	23.35	22.65
	12月	23.70	23.15
2006年：	1月	24.20	23.25

以下為根據《上市規則》規定，須就購回股份的一般性授權的建議，寄予股東的說明函件及根據《公司條例》第49BA條規定而發出的備忘錄：

(i) 本行將於2006股東周年常會上，提呈一項決議案，以賦予本行董事一般性權力，可行使本行的一切權力，在聯交所購回不超過本行於決議案通過當日之已發行股本面值總額10%的股份(「購回授權」)。按本通函付印前的最後實際可行日期的已發行股份1,512,574,871股計算(並假設在最後實際可行日期後至有關決議案通過前，本行之已發行股份沒有變動)，本行根據購回授權可購回最多不超過151,257,487股股份。

(ii) 儘管董事現無意購回任何股份，他們相信購回授權所賦予的靈活性將對本行及其股東均甚為有利。由於近年在聯交所的交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值的價格買賣時，本行能夠購回股份將對擬保留其於本行的投資的股東有利，因為此等股東佔本行資產權益的百分比將按本行購回股份數目的比例而增加。此外，董事行使購回授權將可增加股份在聯交所的成交量。

(iii) 董事建議根據購回授權購回股份所需的款項將由本行及其附屬公司的可用現金或營運資金融資支付。根據本行組織章程大綱及細則以及香港法例的規定，本行用以支付購回股份的款項須來自可合法用於購回股份的資金。

(iv) 倘購回授權於建議中的購回期間任何時間全部行使，對本行的營運資金或資產負債狀況(與本行最新刊發的年報所載經審核賬目所披露的狀況比較)可能會產生重大的不利影響。然而，董事不會建議在對本行的營運資金規定或董事所不時認為對本行而言屬適當的資產負債水平產生重大不利影響的情況下行使購回授權。

(v) 本行的董事或(就董事所知及經進行一切合理查詢後)他們的聯繫人士現時概無意在購回授權獲股東批准後出售股份予本行。

(vi) 董事已向聯交所承諾，將根據《上市規則》及香港法例，並按照購回授權的規定，行使本行購回股份的權力。

(vii) 倘本行購回股份而導致一位股東持有本行的投票權比例有所增加，按《收購守則》所載，增加的比例將被視作增購股份投票權。若一位或多位一致行動的股東因此而取得或合共取得本行的控制權，便須遵照《收購守則》第26條作出強制收購。於本通函付印前的最後實際可行日期，本行並無主要股東(按《上市規則》的定義)。

然而董事並未知悉，如董事根據購回授權購回股份後，將會引致《收購守則》規定下的任何後果。

第88條 — 董事的支出

88. 每一~~執行~~董事可獲發回因來回及出席董事會會議或董事會轄下委員會會議或股東大會或任何其他作為董事有權出席會議的交通，酒店及附帶的支出，及所有因執行本公司業務或履行其作為~~執行~~董事的職務而正確及合理地耗費的支出。任何董事，在本公司要求下，前往或居留於其平常居留的司法管轄區外，以達到本公司的任何目的或履行一些董事會認為是董事一般職責以外的服務，可獲得由董事會決定的額外酬金(不論是薪金，佣金，利潤分賬或其他形式)，及該等額外酬金將會在任何其他細則訂定或根據其訂定的薪酬以外。

第113條 — 本公司可宣布股息

113. 除條例及以下列明的規定外，本公司可不時在大會中宣布根據股東在可分派的利潤所佔的權利及權益付予股東股息，但宣布的股息以不超過董事會所建議者為準。~~重估投資而產生的盈餘不得作股息。~~

建議修訂組織章程細則須獲股東在2006股東周年常會上通過一項特別決議案批准。

第78條 — 取消董事資格

78. 在不影響載於~~後述的輪值告退~~<u>本細則</u>的卸任條款下，董事應在下述任何事件中離職，即：

(a) 若所有其他董事向辦事處或在董事會會議中呈遞書面通知請求該董事辭職；

(b) 若董事(執行董事合約中排除辭職者除外)向辦事處或在董事會會議中呈遞書面通知要求辭職；

(c) 若其根據任何有關精神健康的法規而被視為精神不健全或病人而董事會決定其離職；

(d) 若其在沒有批准下，連續6個月缺席董事會會議而董事會決定其離職；

(e) 若其破產或與債權人達成協議；

(f) 若法例禁止其成為董事；

(g) 若其根據條例而停止作董事或根據本細則被辭退。

第80條 — 董事~~於股東周年大會~~卸任

80. ~~在每一屆股東周年大會中，當時三份一的董事(若董事數目並非3的倍數，則取其接近者，但不能超過三份一)應卸任。~~正屆卸任的董事應保持其職位直至會議結束時止。

第81條 — 選擇應卸任的董事

~~81. 每次卸任的董事應為自上次推選起，任期最長者。倘若有關董事乃於同日被再推選，則應抽簽釐定誰應卸任(除非其另作協議)。每次卸任的董事(包括數目及身份)應由召開股東周年大會通告時的董事會組合而定。若當日以後至會議結束前董事的數目及身份有變，亦不能要求其他董事卸任或免卻卸任。~~

第83條 — 視作再度當選

83. 除本細則另有規定外，本公司在董事~~依據上述形式~~<u>在任期屆滿</u>卸任的同一會議中，可選舉另一人填補其空缺。若無選出上述人選，則若行將卸任的董事願意繼任，該董事應視作被再獲推選，除非該會已明文決定不再填補該空缺或已向會議提交重選該董事的決議案而不獲通過。

第56條 — 股東大會的投票權利

56. ~~除任何股份在發行時或當時持有對投票權有任何特別條款，出席本公司股東大會的股東本人將在舉手方式表決時擁有一票，又在投票方式表決時，每一位出席的股東本人或其投票代表將根據其持有的每一股擁有一票。~~

除任何股份根據本細則在當其時對投票權有特別權利或限制外，出席任何股東大會的股東本人(如屬法團，由其一位授權代表出席)或其投票代表(無論股東委任一位或多於一位投票代表)將在舉手方式表決時擁有一票；又在投票方式表決時，每一位出席的股東本人或其投票代表，或倘若股東為一法團，則其授權代表，將根據其持有的每一股繳足股份擁有一票。儘管本細則載有其他條文，倘若股東為一間認可結算所(或其代理人)，則其每一位投票代表在以舉手方式表決時擁有一票。

第74條 — 本公司可委任董事

74. 除本細則及條例的條文另有規定，本公司可以普通決議案推選任何人士作為董事~~，以填補空缺或擴大現時董事會，但董事總數不得超過本細則訂定或根據本細則訂定的最高數目~~。

第74A條 — 獲推選董事的任期

74A. 除根據細則第74條委任任何董事的有關決議案清楚列明相反條款，任何獲本公司推選的董事的任期不得超過3年，並於其獲委任後的第3年的股東周年常會結束時屆滿。為免產生疑問，其任期屆滿時，將被視為一位卸任董事而有資格重選。

第75條 — 董事會可委任董事

75. ~~在不影響本公司根據本細則的任何條文可在股東大會委任董事的權力及除條例另有規定下，董事會有權隨時及不時委任任何人士為董事，以填補空缺或擴大現時董事會，但董事總數不得超過本細則訂定或根據本細則訂定的最高數目。任何被董事會委任的董事任期以下次周年大會為止，並可再度被推選，但在決定輪值告退的董事或其數目時，該董事不應計算在內。~~

在不影響本公司根據本細則的任何條文可在股東大會委任董事的權力及除條例另有規定下，董事會有權隨時及不時委任任何人士為董事。任何如此獲董事會委任的董事，只可任職至下屆股東大會為止，並於當時有資格重選連任。

此附錄載列對組織章程細則的建議修訂。

對於現有組織章程較重要的修訂包括以下各項：

(a) 表決的操作將會加以改進，致使出席任何股東大會的每位股東本人(如屬法團，則由其授權代表出席)或其投票代表(無論股東委任一位或多於一位投票代表)在舉手表決時擁有一票；又在投票方式表決時，每一位出席的股東本人或其投票代表，或倘若股東為一法團，則其授權代表，將根據其持有的每一股繳足股份擁有一票。如股東為一間認可結算所，而其委任多於一位投票代表，則其每一位投票代表在以舉手方式表決時擁有一票。

(b) 由董事會委任的董事，只可任職至下屆股東大會，以取代現時組織章程細則可任職至下屆股東周年常會的條款。

(c) 所有獲委任的董事的指定任期均不會超過3年，並將有資格在卸任時重選連任。在組織章程細則內有關輪值告退的條款將予以刪除。

(d) 每位董事，而並非現時組織章程細則所規定只有執行董事，可獲發回因來回及出席董事會會議或董事會轄下委員會會議或股東大會或任何其他作為董事有權出席會議的合理的交通，酒店及附帶的支出，及所有因執行本行業務或履行其作為董事的職務而正確及合理地耗費的支出。

(e) 現時重估投資而產生的盈餘不得作股息的限制將由組織章程細則中剔除。

組織章程細則的建議修訂已作標記如下，以便參考：

第49條 — 特別事項

49. 所有在股東特別大會通過的事項及所有在股東周年大會通過的事項將視為特別事項，下列者除外：

(a) 宣布及批准股息；

(b) 省覽及採納賬目，資產負債表，董事會報告及其他必須附載於賬目的其他文件；

(c) 選舉董事代替即將退休的董事(~~因輪值~~因任期屆滿或其他原因)；

(d) 委任核數師(倘若條例並無規定該委任決議案須有特別通知)；及

(e) 訂定董事及核數師的酬金或決定其訂定方法。

除所披露外，蒙博士並無於本行或本集團其他成員擔當任何職位。蒙博士與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據本行之組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。蒙博士收取每年港幣10萬元的董事袍金。

蒙博士與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期，蒙博士為848,157股(0.06%)股份的實益擁有人。此外，在5,242,661股(0.35%)股份當中：(i)4,502,798股(0.30%)股份由信興電器貿易有限公司持有；(ii)668,323股(0.04%)股份由信興科技有限公司持有；及(iii)71,540股(0.005%)股份由信興廣告有限公司持有。蒙博士為該等法團的主席。該等法團慣於按照蒙博士的指令或指示行事。

除上述所披露者外，並無其他就蒙博士之重選而需要使本行股東知悉的事項。

6. **陳棋昌先生**
FHKIB, 執行董事兼副行政總裁

陳先生，59歲，在1965年加入本行、1987年至1995年任公司秘書、1992年擢升為總經理、1996年獲委任為本行董事、並於1997年擢升為副行政總裁。他協助行政總裁處理本集團之整體運作及管理。陳先生亦出任本集團其他成員的董事。他亦是多個由董事會委任的委員會之主席及委員。陳先生於銀行界具廣泛知識和經驗。

陳先生是中國電子集團控股有限公司、珠江船務發展有限公司及四洲食品投資控股有限公司之董事。除所披露外，陳先生過去3年並無在其他上市公司擔任董事職務。

陳先生亦為強制性公積金行業計劃委員會委員。

陳先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據本行之組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。陳先生收取每年港幣10萬元的董事袍金。

陳先生與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期，根據《證券及期貨條例》第XV部之定義，陳先生持有478,800股(0.03%) 股份；此外，根據本行的僱員認股計劃，陳先生獲授予認股權以認購2,300,000股股份(此等認股權的詳情，已披露在2005年年報內的董事會報告書的「認股權資料」項下)。

除上述所披露者外，並無其他就陳先生之重選而需要使本行股東知悉的事項。

4. **李兆基博士**
Hon. DBA, Hon. DSSc, Hon. LLD, 獨立非執行董事及提名委員會委員

李博士，77歲，在1987年獲委任為本行董事。他是恒基兆業地產有限公司及恒基兆業發展有限公司之主席兼總經理、恒基數碼科技有限公司(2005年12月12日私有化前乃一間在香港上市的公司)及香港中華煤氣有限公司之主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席、恒基中國集團有限公司(2005年8月15日私有化前乃一間在香港上市的公司)及香港小輪(集團)有限公司之董事。除所披露外，李博士過去3年並無在其他上市公司擔任董事職務。

除所披露外，李博士並無於本行或本集團其他成員擔當任何職位。李博士與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據本行之組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。李博士收取每年港幣10萬元的董事袍金。

李博士與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期，李博士為647,985股(0.04%)股份的實益擁有人。此外，李博士被視為擁有由Superfun Enterprises Limited(「Superfun」)持有之1,000,000股(0.07%)股份。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由Kingslee S.A.持有73.48%股權的恒基兆業發展有限公司持有中華煤氣37.62%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。恒基兆業有限公司(「恒基兆業」)持有恒基地產61.87%股權。Hopkins (Cayman) Limited(「Hopkins」)，作為一個單位信託(「該單位信託」)的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)，分別為不同全權信託的受託人，持有該單位信託的單位。李博士擁有Hopkins、Rimmer及Riddick的全部已發行股份。

除上述所披露者外，並無其他就李博士之重選而需要使本行股東知悉的事項。

5. **蒙民偉博士**
Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, 非執行董事

蒙博士，78歲，在1995年獲委任為本行董事。他是信興集團主席兼董事長。蒙博士是一國兩制研究中心顧問委員會委員。他是香港電器製造業協會名譽主席。蒙博士為南京大學董事會名譽董事長、清華大學教育基金會顧問、清華大學高等研究中心基金會董事、北京大學教育基金會名譽理事、上海交通大學董事會名譽董事以及廣東暨南大學董事會董事。他亦是香港科技大學顧問委員會委員以及香港理工大學顧問委員會委員。蒙博士過去3年並無在其他上市公司擔任董事職務。

李先生是本行其中一間全資附屬公司 — 藍十字(亞太)保險有限公司的非執行董事。除所披露外，李先生並無於本行或本集團其他成員擔當任何職位。

李先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據本行之組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。李先生將收取每年港幣10萬元的董事袍金。

李先生為本行主席兼行政總裁李國寶爵士之堂叔父，以及本行非執行董事李國星先生之堂叔父；他亦是本行非執行董事李福和博士及李福善博士之堂弟。除所披露外，李先生與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期，根據《證券及期貨條例》第XV部之定義，李先生持有33,849,527股(2.24%)股份。此等33,849,527股當中，李先生為1,040,201股(0.07%)股份的實益擁有人；而18,769,731股(1.24%)由New Jerico Limited以The Jerico Unit Trust 的受託人身分持有，李先生是New Jerico Limited的唯一董事。The New Elico Trust持有The Jerico Unit Trust 的全部單位，而李先生為The New Elico Trust的成立人及一位酌情受益人。李先生被視為擁有由九龍維記牛奶有限公司持有的14,039,595股(0.93%)股份，而李先生為該公司的主席兼行政總裁。

除上述所披露者外，並無其他就李先生之重選而需要使本行股東知悉的事項。

3. **黃頌顯先生**
CBE, JP, 獨立非執行董事及審核委員會委員

黃先生，72歲，是律師。他在1977年獲委任為本行董事。黃先生為胡百全律師事務所顧問。他亦是香港電燈集團有限公司及和記黃埔有限公司之董事。除所披露外，黃先生過去3年並無在其他上市公司擔任董事職務。

除所披露外，黃先生並無於本行或本集團其他成員擔當任何職位。黃先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據本行之組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。黃先生收取每年港幣10萬元的董事袍金。

黃先生是本行獨立非執行董事黃子欣博士之叔父。除所披露外，黃先生與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期，黃先生為46,810股(0.003%) 股份的實益擁有人。由於其配偶黃林美璉女士擁有344,131股(0.02%) 股份之權益，他亦被視為擁有該等股份。

除上述所披露者外，並無其他就黃先生之重選而需要使本行股東知悉的事項。

下列為將於2006股東周年常會建議重選連任的6位董事的資料：

1. **駱錦明先生**
   MA, BA, 獨立非執行董事及審核委員會委員

   駱先生，現年63歲，在2005年獲委任為本行董事。現為台灣工業銀行董事長，也是台灣工銀科技顧問公司、台灣工銀創投公司、波士頓生物科技創投公司董事長、中租企業集團榮譽董事長、美國中租控股公司董事長，並擔任台灣水泥公司、香港敬威證券公司董事。駱先生為台灣大學經濟學士、美國阿拉巴馬州立大學商學碩士，他在金融業的資歷超過35年以上，在證券、信託金融、租賃、商業銀行、投資銀行及創業投資領域具備豐富之經驗，曾任中國信託商業銀行總經理、中租企業集團總經理、美國中信銀行副董事長、台北國際商業銀行常務董事、華南商業銀行董事，為深受業界敬重之資深金融家。駱先生過去3年並無在其他上市公司擔任董事職務。

   駱先生除專業素養備受推崇，亦十分熱心公益服務，目前擔任中華民國工商協進會常務監事、中華民國銀行公會監事、台灣玉山科技協會理事、中美經濟合作策進會理事、美國麻省理工學院商學研究所諮詢委員。曾任亞洲租賃協會會長、台北總裁協會創會會長、中華民國銀行公會理事。

   除所披露外，駱先生並無於本行或本集團其他成員擔當任何職位。駱先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據本行之組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。駱先生收取每年港幣10萬元的董事袍金。

   駱先生與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

   在最後實際可行日期，駱先生並無持有根據《證券及期貨條例》第XV部定義之本行任何股份之權益。

   除上述所披露者外，並無其他就駱先生之重選而需要使本行股東知悉的事項。

2. **李福全先生**
   BscEE, MscEE, MBA, FIM, 非執行董事

   李先生，76歲，在2006年1月獲委任為本行董事。他現為九龍維記牛奶有限公司主席兼行政總裁。李先生持有美國阿肯色大學電機工程理學士學位、美國密歇根大學電機工程理碩士學位及美國加州大學工商管理碩士學位。他亦是特許管理學會的資深會員。李先生是Joyce Boutique Holdings Limited的董事。除所披露外，李先生過去3年並無在其他上市公司擔任董事職務。

組織章程細則第57條列明股東可要求以投票方式表決的程序：

凡在任何股東大會表決議案時得用舉手方式決定，除非(在舉手決定的結果宣布時或以前或其他以投票方式表決的要求已撤銷)，有人正式提出以投票方式表決的要求。除非條例另有規定，下列人士可要求以投票方式表決：

(a) 會議主席；或

(b) 最少5位由本人或其投票代表出席並有投票權的股東；或

(c) 任何由本人或其投票代表出席及投票的股東並總共代表不少於所有有權出席大會及投票的股東10%的投票權；或

(d) 任何由本人或其投票代表出席的股東，而其總共持有不少於賦予出席及投票權的股份(已繳股款者)的10%。

除非有人要求以投票方式表決或該要求並未撤銷，主席宣布一項決議案經舉手表決通過或一致通過或某持定大多數通過，或某特定大多數不通過或被否決將即為最終及不可推翻，而在會議記錄為該事項作記載時，即為此項事實的不可推翻証據，而無需再証明記錄所得的贊成或反對票數目或比率。

決議案(6)、(7)及(8) — 發行股份及購回股份的一般性授權

為求與現行公司慣例一致，在2006股東周年常會上，將向股東提呈一項普通決議案，授予董事一般性授權以配發、發行及處理額外股份，惟數目不得超過在通過決議案當日本行已發行股本面值總額的10%。按本通函付印前的最後實際可行日期的已發行股份1,512,574,871股計算(並假設在最後實際可行日期後至有關決議案通過前，本行之已發行股份沒有變動)，本行根據授權可發行最多不超過151,257,487股股份。

於2005年4月8日舉行的本行股東周年常會上，股東已批准授予董事一般性授權，以可在聯交所購回最多不超過本行於通過有關決議案當日，已發行股本面值總額10% 的股份。根據該項批准的條款，該一般性授權即將於2006年4月7日股東周年常會結束時屆滿。一項重新授予該一般性授權的普通決議案將會提呈。按照《上市規則》規定須就建議的購回股份決議案寄發予股東的説明函件載於本通函的附錄4。

在須通過決議案(6)及(7)的條件下，將在2006股東周年常會上提呈予股東批准一項普通決議案，以授權董事就本行所購回股本的面值總額，根據發行股份授權，行使配發、發行及處理本行的額外股份的權力。

推薦意見

董事認為上述建議符合本行及其股東的利益，因此推薦全體股東於2006股東周年常會上投票贊成擬提呈的有關決議案。

此致

列位股東　台照

主席兼行政總裁

李國寶　謹啟

2006年3月8日

決議案(1) — 接納已審核賬目與董事會及核數師報告書

截至2005年12月31日止年度的已審核賬目與董事會及核數師報告書載於2005年年報內，並連同本通函於同日寄予股東。已審核之賬目已經由審核委員會審閱。

決議案(2) — 宣布派發末期股息（可選擇以股代息）

董事會建議以現金派發2005年度末期股息每股港幣9角3仙，惟股東可選擇收取已繳足股款的新股份以代替現金。在股東通過決議案(2)後，該末期股息將約於2006年4月8日派發。以股代息計劃亦須取得聯交所上市委員會批准根據以股代息計劃所發行的新股份上市買賣方可作實。

載有以股代息計劃詳情之通函及有關選擇表格將約於2006年3月15日星期三寄予股東。

由2006年3月13日星期一起至2006年3月15日星期三止，本行將暫停辦理股票過戶登記。如欲享有建議派發之末期股息，股東須於2006年3月10日星期五下午四時前，將過戶文件送達香港皇后大道東28號金鐘匯中心26樓，標準証券登記有限公司辦理登記手續。

決議案(3) — 重選董事

根據組織章程細則第75條，駱錦明先生（於2005年5月1日獲委任）及李福全先生（於2006年1月25日獲委任）將在2006股東周年常會上退任，並願膺選連任。根據組織章程細則第80、81及82條，黃頌顯先生、李兆基博士、李福善博士、蒙民偉博士及陳棋昌先生將在2006股東周年常會上輪值告退，除李福善博士之外，其餘告退董事均願膺選連任。在2006股東周年常會建議重選連任董事的資料載於本通函的附錄2。

重選董事已由提名委員會審議，提名委員會並向董事會提出建議，重選董事將於2006股東周年常會上提呈予股東批准。提名委員會亦已就本行獨立非執行董事（包括在2006股東周年常會上重選連任的獨立非執行董事）的獨立性作出評核。

決議案(4) — 再度聘請核數師

董事會（同意審核委員會的意見）建議，在2006股東周年常會獲得股東批准後，再度聘請畢馬威會計師事務所為本行2006年的外聘核數師。

決議案(5) — 修訂組織章程細則

董事建議修訂組織章程細則，以（其中包括）反映載於《上市規則》附錄14，全新的企業管治常規守則（「守則」）（此「守則」取代「最佳應用守則」）。除某些過渡安排外，「守則」已於2005年1月1日生效。此外，一些內部管理修訂亦會在2006股東周年常會上提呈。

建議修訂組織章程細則之詳情載於本通函的附錄3。

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

執行董事：
李國寶爵士 *(主席兼行政總裁)*
彭玉榮先生 *(副行政總裁)*
陳棋昌先生 *(副行政總裁)*

註冊辦事處：
香港
德輔道中10號

非執行董事：
李福和博士
李福善博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生
李福全先生

獨立非執行董事：
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生
駱錦明先生

敬啟者：

緒言

本通函旨在向　閣下提供有關召開2006股東周年常會及解釋有關在2006股東周年常會將會處理的所有事項。作為良好的企業管治常規，本人將指示以投票方式表決載於2006股東周年常會通過的每項決議案。

2006股東周年常會通告載於本通函第2頁至第5頁。

股東於本行任何股東常會上可要求投票表決之程序載於本通函的附錄1。

適用於2006股東周年常會之代表委任書已隨附於本通函內。無論　閣下能否出席2006股東周年常會，務請盡快將代表委任書按其上印列之指示填妥，而無論如何須於2006股東周年常會指定舉行時間48小時前交回本行之股份登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。填妥並遞交代表委任書後，股東仍可親身出席2006股東周年常會，並於會上投票。

附註：

(a) *由2006年3月13日星期一起至3月15日星期三止，本行暫停辦理股票過戶登記。如欲享有上述末期股息，請於2006年3月10日星期五下午4時前將過戶文件送達香港皇后大道東28號金鐘匯中心26樓，標準証券登記有限公司，辦理登記。*

(b) *為實行良好的企業管治常規，董事會主席已表示他將指示以投票方式表決載於本會議通告的每項決議案。*

(c) *有資格出席及投票的股東可委任代表出席及投票。該代表人不須為本行的股東。*

(d) *本行的組織章程大綱及細則以英文撰寫。上述第5項所載有關修改組織章程細則的決議案之中文本乃謹供作參考之用的中文譯本。文義如有歧異，應以英文本為準。*

(iii) 遵照本行組織章程細則所進行的任何以股代息或類似的安排；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本行下屆股東周年常會結束；

(ii) 法例規定本行須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

7. 「動議

(a) 無條件授予董事會一般性權力，在有關期間內行使本行一切權力，在符合不時經修訂的一切適用法例以及《香港聯合交易所有限公司證券上市規則》或任何其他證券交易所的規定的情況下購回本行股本中每股面值港幣2.50元的普通股；惟根據本段所授的批准而購回股份的總面值不得超過本決議案日期本行已發行股本的10%；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本行下屆股東周年常會結束；

(ii) 法例規定本行須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

8. 「動議，倘若通過了本會議通告第6項及第7項所載決議案，將根據本會議通告第6項所載決議案而授予董事會配發股份的一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發的股本的總面值中，加入相等於本行根據本會議通告第7項所載決議案所獲授的權力而購回的股本總面值的數額。」

承董事會命
公司秘書
何金蘭 謹啟

香港，2006年3月8日

(d) 緊隨第74條之後加以下全新的第74A條：

「74A. 除根據細則第74條委任任何董事的有關決議案清楚列明相反條款，任何獲本公司推選的董事的任期不得超過3年，並於其獲委任後的第3年的股東周年常會結束時屆滿。為免產生疑問，其任期屆滿時，將被視為一位卸任董事而有資格重選。」；

(e) 將第75條全部刪去，並以下列細則取代：

「75. 在不影響本公司根據本細則的任何條文可在股東大會委任董事的權力及除條例另有規定下，董事會有權隨時及不時委任任何人士為董事。任何如此獲董事會委任的董事，只可任職至下屆股東大會為止，並於當時有資格重選連任。」；

(f) 將第78條第一行的「後述的輪值告退」字樣刪去，並以「本細則」字樣取代；

(g) 將第80條的「在每一屆股東周年大會中，當時三份一的董事(若董事數目並非3的倍數，則取其接近者，但不能超過三份一)應卸任。」字樣刪去；

(h) 將第81條全部刪去；

(i) 將第83條的「依據上述形式」字樣刪去，並以「在任期屆滿」字樣取代；

(j) 將第88條第一行及第6行的「執行」字樣刪去；及

(k) 將第113條的「重估投資而產生的盈餘不得作股息。」一句刪去。」

普通決議案

6. 「動議

(a) 無條件授予董事會一般性權力，於有關期間內行使本行的一切權力，配發、發行及處理本行額外股份，並訂立及授予或需在有關期間或其後行使該項權力的售股建議、協議、期權或認股權證，該等額外股份不得超過於本決議案日期本行已發行股本面值總額的10%；惟根據以下情況而發行的股份不計在內：

(i) 配售新股；

(ii) 行使授予本行及其附屬公司僱員的任何認股計劃或類似安排的期權；或

東亞銀行有限公司

第87屆股東周年常會通告

敬啟者：本行謹訂於2006年4月7日星期五上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂舉行第87屆股東周年常會討論下列事項：

1. 省覽及接納截至2005年12月31日止年度已審核賬目與董事會及核數師報告書；

2. 宣布派發截至2005年12月31日止年度末期股息每股港幣9角3仙(可選擇以股代息)；

3. 重選董事：
   (a) 駱錦明先生
   (b) 李福全先生
   (c) 黃頌顯先生
   (d) 李兆基博士
   (e) 蒙民偉博士
   (f) 陳棋昌先生

4. 再度聘請畢馬威會計師事務所為本行核數師，並授權董事會釐訂其酬金；

作為特別事項考慮並酌情通過或經修訂後通過下列決議案：

特別決議案

5. 「動議以下列方式修訂本行的組織章程細則：

   (a) 將第49條(c)段的「因輪值」字樣刪去，並以「因任期屆滿」字樣取代；

   (b) 將第56條全部刪去，並以下列細則取代：

   「56. 除任何股份根據本細則在當其時對投票權有特別權利或限制外，出席任何股東大會的股東本人(如屬法團，由其一位授權代表出席)或其投票代表(無論股東委任一位或多於一位投票代表)將在舉手方式表決時擁有一票；又在投票方式表決時，每一位出席的股東本人或其投票代表，或倘若股東為一法團，則其授權代表，將根據其持有的每一股繳足股份擁有一票。儘管本細則載有其他條文，倘若股東為一間認可結算所(或其代理人)，則其每一位投票代表在以舉手方式表決時擁有一票。」;

   (c) 將第74條的「，以填補空缺或擴大現時董事會，但董事總數不得超過本細則訂定或根據本細則訂定的最高數目」的字樣刪去；

在本通函內，除非文義另有規定外，否則下列詞語的涵義如下：

「2006股東周年常會」	指	本行謹訂於2006年4月7日星期五上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂召開的股東周年常會，或(如文義允許)其任何續會。股東周年常會通告載於本通函的第2頁至第5頁;
「組織章程細則」	指	本行不時修訂的組織章程細則；
「本行」	指	東亞銀行有限公司，於香港註冊成立的有限公司；
「董事」	指	本行的董事；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	2006年2月28日，即本通函付印前的最後實際可行日期；
「《上市規則》」	指	《聯交所證券上市規則》；
「《條例》」或「《公司條例》」	指	《公司條例》，香港法例第32章；
「《證券及期貨條例》」	指	《證券及期貨條例》，香港法例第571章；
「股東」	指	股份持有人；
「股份」	指	本行股本中每股面值港幣2.50元的股份；
「聯交所」	指	香港聯合交易所有限公司；及
「《收購守則》」	指	《香港公司收購及合併守則》

目錄

頁次

釋義 . . . 1

股東周年常會通告 . . . 2

主席函件

- 緒言 . . . 6
- 決議案(1) — 接納已審核賬目與董事會及核數師報告書 . . . 7
- 決議案(2) — 宣布派發末期股息(可選擇以股代息) . . . 7
- 決議案(3) — 重選董事 . . . 7
- 決議案(4) — 再度聘請核數師 . . . 7
- 決議案(5) — 修訂組織章程細則 . . . 7
- 決議案(6)、(7)及(8) — 發行股份及購回股份的一般性授權 . . . 8
- 推薦意見 . . . 8

附錄1 — 要求以投票方式表決 . . . 9

附錄2 — 建議重選連任董事的資料(包括個人資料) . . . 10

附錄3 — 組織章程細則的修訂 . . . 14

附錄4 — 購回股份授權建議的說明函件 . . . 18

附件：

(i) 2005年年報

(ii) 代表委任書

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動有**任何疑問**，應諮詢持牌證券商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有東亞銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的銀行、持牌證券商或註冊證券機構或其他代理人，以便轉交買主或承讓人。



BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

(股份代號：23)

股東周年常會通告、
重選董事、
修訂組織章程細則
及
發行股份及購回股份的一般性授權

東亞銀行有限公司於2006年4月7日星期五上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂，召開股東周年常會（「2006股東周年常會」）的通告載於本通函的第2頁至第5頁。

無論　閣下能否出席2006股東周年常會，務請盡快將隨附的代表委任書按其上印列之指示填妥，而無論如何須於2006股東周年常會指定舉行時間48小時前交回本行之股份登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。填妥並遞交代表委任書後，股東仍可親身出席2006股東周年常會，並於會上投票。

2006年3月8日


BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)
(股份代號：23)

代表委任書(2006年4月7日舉行之第87屆股東周年常會)

本人／我們[1] ____________________
地址 ____________________
是 ____________ [2]股每股面值港幣2.50元的東亞銀行有限公司股份的註冊股東，茲委任大會主席或[3] ____________________
地址 ____________________
代表本人／我們出席在2006年4月7日(星期五)上午11時假香港中環干諾道中3號麗嘉酒店大禮堂召開的第87屆股東周年常會及其一切續會，並按以下指示就下列各項投票[4]：

	通過根據股東周年常會通告內的事項	贊成	反對
一	接納截至2005年12月31日止年度已審核賬目與董事會及核數師報告書。		
二	宣布派發截至2005年12月31日止年度末期股息每股港幣9角3仙(可選擇以股代息)。		
三	重選董事：		
	(a) 駱錦明先生		
	(b) 李福全先生		
	(c) 黃頌顯先生		
	(d) 李兆基博士		
	(e) 蒙民偉博士		
	(f) 陳棋昌先生		
四	再度聘請畢馬威會計師事務所為本行核數師，並授權董事會釐訂其酬金。		
五	第五項之特別決議案(修改本行之組織章程細則)。		
六	第六項之普通決議案(授權董事會增發新股)。		
七	第七項之普通決議案(授權董事會購回銀行本身股份)。		
八	第八項之普通決議案(擴大授予董事會根據第六項發行新股的權力)。		

2006年 ________月 ________日

股東簽署： ____________________

股東姓名： ____________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以 閣下名義註冊的股份數目，凡未填寫清楚的委任書將被認為是代表所有以 閣下名義註冊的東亞銀行有限公司(「本行」)股份。
3. 閣下如欲委任代表出席上述會議，請將「大會主席或」字樣刪去，並在適當空格內填寫委任代表的姓名及地址。代表人不須為本行股東。 閣下於填妥及交回代表委任書後仍可親自出席周年常會及於會上投票。在此情況下，委任代表文件將視為經已撤銷。
4. 請在每項決議案右邊適當空格按 閣下的投票意願填上「✓」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本行只接受由排名最先的註冊股東親自或委任代表所投的一票為有效，因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。
6. 此代表委任書必須由 閣下或以書面授權的代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權的職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明的授權文件副本，於股東周年常會或其續會召開48小時前送達香港皇后大道東28號金鐘匯中心26樓標準証券登記有限公司，方為有效。
8. 此委任書若有任何改動，必須由簽名者加簡簽。


BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Proxy Form (87th Annual General Meeting to be held on 7th April, 2006)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of ____________ [2] shares of HK$2.50 each in The Bank of East Asia, Limited

hereby appoint the Chairman of the Meeting or[3] ______________________________

of ______________________________

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the 87th Annual General Meeting of the Bank and at any adjournment thereof to be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 7th April, 2006 at 11:00 a.m. and to vote for me/us as indicated below:

	Items to be passed pursuant to the Notice of Annual General Meeting	For	Against
1.	To adopt the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2005.		
2.	To declare a final dividend of HK$0.93 per share (with scrip option) for the year ended 31st December, 2005.		
3.	To re-elect Directors:		
	(a) Mr. Kenneth LO Chin-ming		
	(b) Mr. Eric LI Fook-chuen		
	(c) Mr. WONG Chung-hin		
	(d) Dr. LEE Shau-kee		
	(e) Dr. William MONG Man-wai		
	(f) Mr. CHAN Kay-cheung		
4.	To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration.		
5.	Special Resolution on item 5 (To amend the Articles of Association of the Bank).		
6.	Ordinary Resolution on item 6 (To grant a general mandate to the Directors to issue additional shares).		
7.	Ordinary Resolution on item 7 (To grant a general mandate to the Directors to repurchase the Bank's own shares).		
8.	Ordinary Resolution on item 8 (To extend the general mandate granted to the Directors pursuant to item 6).		

Dated this ____________ day of ____________ 2006.

Signature of Shareholder: ______________________________

Full Name: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in The Bank of East Asia, Limited (the "Bank") registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person you wish to appoint in the space provided. A proxy need not be a member of the Bank. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. Please indicate with a "✓" in the appropriate box beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint Shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. *To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially* certified copy thereof must be deposited with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

ANNOUNCEMENT OF 2005 FINAL RESULTS

SUMMARY OF RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the audited results* of the Bank and its subsidiaries (the "Group") for the year ended 31st December, 2005. This financial report, which has been reviewed by the Bank's Audit Committee, is prepared on a basis consistent with the accounting policies and methods adopted in the 2004 annual accounts except for the changes in accounting policies made thereafter in adopting certain new and revised Hong Kong Financial Reporting Standards ("HKFRS") and Hong Kong Accounting Standards ("HKAS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

A. Consolidated Profit and Loss Account

	2005 HK$'000	2004 Restated HK$'000	Variance %
Interest income	7,806,534	5,668,495	+37.7
Interest expense	(4,046,276)	(2,054,505)	+96.9
Net interest income	3,760,258	3,613,990	+4.0
Fee and commission income	1,598,000	1,506,604	+6.1
Fee and commission expense	(229,890)	(298,363)	-22.9
Net trading profits	576,024	373,956	+54.0
Net result from financial instruments designated at fair value through profit or loss	(47,546)	—	—
Other operating income	290,698	299,678	-3.0
Operating income	5,952,534	5,495,865	+8.3
Operating expenses	(2,988,047)	(2,762,180)	+8.2
Operating profit before impairment losses	2,964,491	2,733,685	+8.4
Impairment losses on loans and advances	(141,485)	—	—
Net charge for bad and doubtful debts	—	(272,807)	-100.0
Impairment losses on held-to-maturity investments	(33,280)	—	—
Impairment losses on available-for-sale financial assets	(325)	—	—
Impairment losses on associates	(6,838)	—	—
Provision on held-to-maturity debt securities, investment securities & associates	—	(18,582)	-100.0
(Charge)/Write back of impairment loss on bank premises	(210,140)	18,538	-1,233.6
Impairment losses	(392,018)	(272,851)	+43.7
	2,572,473	2,460,834	+4.5
Net loss on sale of held-to-maturity investments	(630)	—	—
Net profit on sale of available-for-sale financial assets	8,983	—	—
Net profit on sale of investments securities	—	13,763	-100.0
Net profit/(loss) on sale of subsidiaries/associates	624	(5)	+12,580.0
Net profit on sale of fixed assets	365,441	15,239	+2,298.1
Valuation gains on investment properties	234,221	227,941	+2.8
Share of profits less losses on associates	33,731	68,995	-51.1
Profit for the year before taxation	3,212,843	2,786,767	+15.3
Income tax[1]			
— Hong Kong	(259,640)	(297,372)	-12.6
— Overseas	(111,035)	(29,185)	+280.5
— Deferred tax	(55,947)	(87,734)	-36.2
Profit for the year after taxation	2,785,981	2,372,476	+17.4
Attributable to:			
Equity holders of the Group	2,748,725	2,347,709	+17.1
Minority interests	37,256	24,767	+50.4
Profit after taxation	2,785,981	2,372,476	+17.4
Proposed final dividend per share	HK$0.93	HK$0.80	+16.3
Earnings per share			
— Basic[2]	HK$1.83	HK$1.59	+15.1
— Diluted[3]	HK$1.82	HK$1.58	+15.2
Dividends per share	HK$1.26	HK$1.08	+16.7

B. Consolidated Balance Sheet

	2005 HK$'000	2004 Restated HK$'000	Variance %
ASSETS			
Cash and balances with banks and other financial institutions	4,525,887	3,655,583	+23.8
Placements with banks and other financial institutions	45,347,255	42,083,406	+7.8
Trade bills	612,567	1,400,138	-56.2
Trading assets	3,245,579	2,283,425	+42.1
Financial assets designated at fair value through profit or loss	10,157,707	—	—
Advances to customers and other accounts	144,836,789	122,601,430	+18.1
Other investments in securities	—	11,820,621	-100.0
Available-for-sale financial assets	8,399,121	—	—
Held-to-maturity investments	13,016,958	17,557,945	-25.9
Investments in associates	768,580	725,963	+5.9
Fixed assets	5,355,899	5,697,750	-6.0
— Investment properties	950,586	802,834	+18.4
— Other property and equipment	4,405,313	4,894,916	-10.0
Goodwill	2,494,950	2,448,154	+1.9
Deferred tax assets	38,448	95,119	-59.6
Total Assets	238,799,482	210,369,546	+13.5
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	13,785,418	9,571,657	+44.0
Deposits from customers	175,894,925	163,737,665	+7.4
Trading liabilities	1,936,999	1,191,858	+62.5
Certificates of deposit issued	6,431,391	4,178,623	+53.9
— At fair value through profit or loss	3,047,652	—	—
— At amortised cost	3,383,739	4,178,623	-19.0
Current taxation	261,695	179,369	+45.9
Deferred tax liabilities	627,485	729,266	-14.0
Other accounts and provisions	6,908,260	4,651,190	+48.5
Loan capital measured at fair value through profit or loss	8,548,780	4,271,124	+100.2
Total Liabilities	214,394,954	188,510,752	+13.7
Share capital	3,775,575	3,729,996	+1.2
Reserves	20,421,790	17,963,143	+13.7
Total equity attributable to equity holders of the Group	24,197,365	21,693,139	+11.5
Minority interests	207,163	165,655	+25.1
Total Equity	24,404,528	21,858,794	+11.6
Total Equity and Liabilities	238,799,482	210,369,546	+13.5

C. Consolidated Summary Statement of Changes in Equity

	2005 HK$'000	2004 Restated HK$'000
Total equity at 1st January		
As previously reported:		
— attributable to equity holders of the Group	21,727,481	20,111,256
— minority interests	165,655	24,418
	21,893,136	20,135,674
Prior period adjustments arising from changes in accounting policies	(34,342)	—
As restated, before opening balance adjustments	21,858,794	20,135,674
Opening balance adjustments arising from changes in accounting policies	595,788	—
As 1st January, after prior period and opening balance adjustments	22,454,582	20,135,674
Net income recognised directly in equity		
Release/(recognition) of net deferred tax liabilities in revaluation reserve on bank premises	37,918	(1,874)
Revaluation surplus on bank premises transferred to investment properties	12,429	13,784
Write back of impairment loss on bank premises	—	12,838
Capital reserve on share-based transactions	29,796	41,748
Changes in fair value of available-for-sale financial assets	359,477	—
Exchange and other adjustments	27,875	24,874
	467,395	91,378
Net profit for the year		
Attributable to:		
Equity holders of the Group	2,748,725	2,347,709
— Attributable to equity holders of the Group (as previously reported)		2,423,800
— Prior period adjustments arising from change in accounting policies		(76,091)
Minority interests	37,256	24,767
	2,785,981	2,372,476
Dividends declared or approved during the year	(1,691,428)	(1,325,241)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group		
Shares issued under Staff Share Option Schemes	70,638	172,389
Shares issued in lieu of dividends	313,034	295,794
Capital fee	(58)	(144)
	383,614	468,039
Movements in minority interests		
Acquisition of subsidiaries	975	—
Decrease/(increase) in shareholding	3,409	(2,092)
Contribution from minority shareholders	—	118,562
	4,384	116,470
Balance as at 31st December	24,404,528	21,858,794

D. Consolidated Cash Flow Statement

	2005 HK$'000	2004 Restated HK$'000
OPERATING ACTIVITIES		
Profit for the year before taxation	3,212,843	2,786,767
Adjustments for non-cash items:		
Net charge for bad and doubtful debts	—	272,807
Impairment losses on loans and advances	141,485	—
Impairment allowances on held-to-maturity investments, available-for-sale financial assets and associates	40,393	—
Provisions on held-to-maturity debt securities, investment securities and associates	—	18,582
Share of profits less losses of associates	(33,731)	(68,995)
Net loss on sale of held-to-maturity investments	630	—
Net profit on sale of other investments in securities	—	(13,763)
Net (profit)/loss on sale of subsidiaries/associates	(624)	5
Net profit on sale of available-for-sale financial assets	(8,983)	—
Net profit on sale of fixed assets	(365,441)	(15,239)
Interest expenses on loan capital, certificates of deposit and bonds issued	658,018	232,224
Depreciation on fixed assets	258,563	243,861
Amortisation of goodwill	—	143,875
Charge/(Write back) of impairment loss on bank premises	210,140	(18,538)
Dividend income from listed trading securities	(10,968)	—
Dividend income from available-for-sale financial assets	(34,153)	—
Dividend income from other investments in securities	—	(42,980)
Dividend income from listed securities designated at fair value through profit or loss	(345)	—
Amortisation of discount on certificates of deposit and loan capital issued	—	81,814
Revaluation gain on certificates of deposit and loan capital issued	(180,954)	—
Valuation gains on investment properties	(234,221)	(227,941)
Transfer to capital reserve for staff share options	29,796	41,749
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	3,681,448	3,434,148
(Increase)/decrease in operating assets:		
Placements with banks and other financial institutions with original maturity beyond three months	6,506,833	14,063,140
Trade bills	788,603	(777,231)
Certificates of deposit held with original maturity beyond three months	1,773,884	506,051
Other investments in securities	8,725,900	1,641,359
Trading assets	(1,750,929)	—
Financial assets designated at fair value through profit or loss	(10,157,707)	—
Advances to customers	(20,995,660)	(14,593,453)
Advances to banks and other financial institutions	(141,144)	(550,874)
Treasury bills with original maturity beyond three months	486,269	713,250
Held-to-maturity debt securities and investment securities	(898,529)	(4,381,838)
Investment securities	—	(2,978)
Available-for-sale financial assets	(1,148,412)	—
Other accounts and accrued interest	638,214	407,031
Deferred tax assets	44,993	(15,902)
Increase/(decrease) in operating liabilities:		
Deposits and balances of banks and other financial institutions	4,213,762	2,055,092
Deposits from customers	12,157,260	8,317,053
Trading liabilities	1,936,999	—
Other accounts and provisions	709,983	1,340,329
Deferred tax liabilities	(216,269)	(227,405)
Exchange adjustments	(25,019)	93,403
NET CASH INFLOW FROM OPERATIONS	6,333,479	12,021,377
Income tax		
Hong Kong profits tax paid	(208,534)	(243,233)
Overseas profits tax paid	(84,248)	(56,784)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	6,040,697	11,721,350
INVESTING ACTIVITIES		
Dividends received from associates	19,149	17,660
Dividends received from equity securities	45,466	42,980
Purchase of equity securities	(207,815)	(144,289)
Proceeds from sale of equity securities	87,235	115,709
Purchase of fixed assets	(603,150)	(1,661,419)
Proceeds from disposal of fixed assets	1,083,696	115,183
Increase in shareholding of an associate	(23,714)	(8,400)
Proceeds from disposal of associates	5,083	33,675
Purchase of subsidiaries	(13,881)	(321,398)
Decrease/(Increase) in shareholding of a subsidiary	4,000	(78,820)
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	396,071	(1,837,120)
FINANCING ACTIVITIES		
Ordinary dividends paid	(1,378,394)	(1,028,447)
Issue of ordinary share capital	70,638	172,389
Issue of loan capital	4,264,728	—
Capital fee paid on increase in issued share capital	(58)	(144)
Issue of certificates of deposit	8,580,806	2,633,196
Redemption of certificates of deposit issued	(6,324,514)	(4,111,483)
Interest paid on loan capital	(324,833)	(109,839)
Interest paid on certificates of deposit issued	(225,514)	(125,105)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	4,642,859	(2,570,433)
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,079,627	7,313,797
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	41,204,335	33,890,538
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	52,283,962	41,204,335
Cash flows from operating activities included:		
Interest received	8,878,125	5,589,866
Interest paid	4,634,300	1,865,025

Notes:

(1) The financial information set out in this report does not constitute the Group's statutory accounts for the year ended 31st December, 2005 but there is no material change as compared to those accounts. The statutory accounts for the year ended 31st December, 2005 will be available from the website of The Stock Exchange of Hong Kong Limited.

(2) The financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2004 annual accounts except for the changes in accounting policies made thereafter in adopting certain new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs"), and Interpretations issued by the HKICPA which have first been implemented in the 2005 annual accounts. Details of these changes in accounting policies are set out in Note 3.

(3) CHANGE IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1st January, 2005.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these accounts.

(a) Restatement of prior periods and opening balances

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated profit and loss account and consolidated balance sheet and other significant related disclosure items as previously reported for the year ended 31st December, 2004. The changes in certain accounting policies were adopted by way of opening balance adjustments on the balances as at 1st January, 2005. Details of these changes are set out in Note 3(e).

Effect on the consolidated accounts

Consolidated Profit and Loss Account for the year ended 31st December, 2004

	2004 As previously reported HK$'000	HKFRS2 (Note 3(c)) HK$'000	HK(SIC) Interpretation 21 (Note 3(d)) HK$'000	HKAS1 & 30 (Note 3(g)) HK$'000	Sub-total HK$'000	2004 As restated HK$'000
Interest income	[illegible]	—	—	(11,849)	(11,849)	[illegible]
Interest expense	[illegible]	—	—	—	—	[illegible]
Net interest income	[illegible]	—	—	[illegible]	[illegible]	3,613,990
Fee and commission income	[illegible]	—	—	—	—	1,506,604
Fee and commission expense	[illegible]	—	—	—	—	(298,363)
Net trading profits	[illegible]	—	—	[illegible]	[illegible]	373,956
Other operating income	[illegible]	—	—	—	—	299,678
Operating income	[illegible]	—	—	—	—	[illegible]
Operating expenses	[illegible]	(41,749)	—	—	(41,749)	(2,762,180)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Consolidated Balance Sheet as at 31st December, 2004

	2004 As previously reported HK$'000	[illegible] HK$'000	HK(SIC) Interpretation 21 HK$'000	[illegible] HK$'000	Sub-total HK$'000	2004 As restated HK$'000
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Deferred tax liabilities	[illegible]	—	34,342	—	34,342	729,266
Other accounts and provisions	[illegible]	—	—	[illegible]	[illegible]	4,651,190
Loan capital	4,271,124	—	—	—	—	4,271,124
Total Liabilities	[illegible]	—	34,342	—	34,342	188,510,752
Share capital	[illegible]	—	—	—	—	[illegible]
Capital reserve — staff option issued	—	41,749	—	—	41,749	41,749
Other reserves	[illegible]	—	—	—	—	[illegible]
Retained profits	[illegible]	(41,749)	(34,342)	—	(76,091)	[illegible]
Total equity attributable to equity holders of the Group	21,727,481	—	(34,342)	—	(34,342)	21,693,139
Minority interests	165,655	—	—	—	—	165,655
Total Equity	21,893,136	—	(34,342)	—	(34,342)	21,858,794
Total Equity and Liabilities	210,369,546	—	—	—	—	210,369,546

(b) Estimated effect of changes in accounting policies on the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account and consolidated balance sheet and other significant related disclosure items for the year ended 31st December, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Effect on the consolidated accounts

Estimated effect on the Consolidated Profit and Loss Account for the year ended 31st December, 2005

	HKFRS2 (Note 3(c)) HK$'000	HKFRS3 (Note 3(f)) HK$'000	HK(SIC) Interpretation 21 (Note 3(d)) HK$'000	HKAS1 & 30 (Note 3(g)) HK$'000	HKAS 32 & 39 (Note 3(e)) HK$'000	Total HK$'000
Interest income	—	—	—	—	[illegible]	[illegible]
Interest expense	—	—	—	—	[illegible]	[illegible]
Net interest income	—	—	—	—	[illegible]	[illegible]
Fee and commission income	—	—	—	—	[illegible]	[illegible]
Fee and commission expense	—	—	—	—	—	—
Net trading profits	—	—	—	—	[illegible]	[illegible]
Net result from financial instruments designated at fair value through profit or loss	—	—	—	—	[illegible]	[illegible]
Other operating income	—	—	—	—	—	—
Operating income	—	—	—	—	[illegible]	[illegible]
Operating expenses	(29,796)	146,551	—	—	—	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Estimated effect on the Consolidated Balance Sheet as at 31st December, 2005

	HKFRS2 (Note 3(c)) HK$'000	HKFRS3 (Note 3(f)) HK$'000	HK(SIC) Interpretation 21 (Note 3(d)) HK$'000	HKAS 32 & 39 (Note 3(e)) HK$'000	Total HK$'000
ASSETS					
Cash and balances with banks and other financial institutions	—	—	—	—	—
Placements with banks and other financial institutions	—	—	—	—	—
Trade bills	—	—	—	—	—
Trading assets	—	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	[illegible]	[illegible]
Advances to customers and other accounts	—	—	—	[illegible]	[illegible]
Available-for-sale financial assets	—	—	—	[illegible]	[illegible]
Held-to-maturity investments	—	—	—	—	—
Investments in associates	—	—	—	[illegible]	[illegible]
Fixed assets	—	—	—	—	—
Goodwill	—	146,551	—	—	146,551
Deferred tax assets	—	—	—	—	—
Total Assets	—	146,551	—	[illegible]	[illegible]
EQUITY AND LIABILITIES					
Deposits and balances of banks and other financial institutions	—	—	—	—	—
Deposits from customers	—	—	—	—	—
Trading liabilities	—	—	—	—	—
Certificates of deposit issued	—	—	—	[illegible]	[illegible]
Current taxation	—	—	—	[illegible]	[illegible]
Deferred tax liabilities	—	—	[illegible]	[illegible]	[illegible]
Other accounts and provisions	—	—	—	—	—
Loan capital	—	—	—	[illegible]	[illegible]
Total Liabilities	—	—	[illegible]	[illegible]	[illegible]
Share capital	[illegible]	—	—	—	[illegible]
Share premium	[illegible]	—	—	—	[illegible]
Capital reserve — staff share options issued	—	—	—	—	—
Investment revaluation reserve	—	—	—	[illegible]	[illegible]
Other reserves	—	—	—	—	—
Retained profits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total equity attributable to equity holders of the Group	—	146,551	[illegible]	[illegible]	[illegible]
Minority interests	—	—	—	—	—
Total Equity	—	146,551	[illegible]	[illegible]	[illegible]
Total Equity and Liabilities	—	146,551	—	[illegible]	[illegible]

Estimated effect on net income recognised directly in consolidated equity for the year ended 31st December, 2005:

	Effect of new policy increase/(decrease) in equity HKAS39 (Note 3(e)) HK$'000
Attributable to equity holders of the Bank	358,729

Estimated effect on amounts recognised in capital transactions with owners of the Group for the year ended 31st December, 2005:

	Effect of new policy increase/(decrease) in equity HKFRS2 (Note 3(c)) HK$'000
Attributable to equity holders of the Bank	29,796

(c) Staff share option scheme

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Bank. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1st January, 2005, in order to comply with HKFRS 2 "Share-based Payment", the Group recognises the fair value of such share options as an expense in the profit and loss account. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained earnings.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(i) all options granted to employees on or before 7th November, 2002; and

(ii) all options granted to employees after 7th November, 2002 but which had vested before 1st January, 2005.

No adjustments to the opening balances as at 1st January, 2004 are required as no options existed at that time which were unvested at 1st January, 2005.

The amount charged to the profit and loss account as a result of the change of policy increased staff costs for HK$29,796,000 (2004 : HK$41,749,000), with the corresponding amounts credited to the capital reserve.

Details of the staff share option scheme can be found in the Group's annual report for the year ended 31st December, 2005.

(d) Investment properties

In prior years the Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the Group's investment properties, no deferred tax was provided in prior years.

As from 1st January, 2005, in accordance with HK(SIC) Interpretation 21 "Income Taxes — Recovery of Revalued Non-depreciable Assets", the Group recognises deferred tax on movements in the value of investment properties using tax rates that are applicable to the properties' use, if the Group has no intention to sell them and the properties would have been depreciable had the Group not adopted the fair value model.

HK(SIC) Interpretation 21 has been adopted retrospectively by reducing the opening balance of retained earnings as of 1st January, 2005 by $34,342,000 (1st January, 2004 : Nil) and increasing deferred tax liabilities by the same amount.

(e) Financial instruments

- *Financial instruments*

In prior years, the accounting policies for certain financial instruments were as follows:

— securities which were intended to be held on a continuing basis, and which were held for an identified long-term purpose were classified as investment securities and stated at cost less provisions for diminution in value;

— other investments in securities were securities which were not classified as held-to-maturity debt securities nor as investment securities, and were stated at fair value with changes in fair value recognised in the profit and loss account; and

— derivative financial instruments entered into by management to hedge risks arising from an underlying asset, liability (or a net position) or a committed future transaction were recognised on equivalent basis to the position or transaction being hedged.

(i) Classification

From 1st January, 2005, the Group has adopted HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" and classified financial instruments under the following categories:

Financial assets measured at fair value through profit or loss

This category comprises financial assets held for trading and those that are designated as fair value through profit or loss at inception. A financial asset is classified as held for trading if it is either acquired principally for the purpose of selling it in the short term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or is a derivative that is not a designated and effective hedging instrument.

This category includes equity investments, derivative instruments with a positive fair value, debt securities and investments in investment funds but excludes those financial assets that do not have a quoted market price and whose fair value cannot be reliably measured.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than (1) those that the Group intends to sell immediately or in the near term, which will be classified as held for trading, (2) those that the Group, upon initial recognition, designates as fair value through profit or loss or available for sale, or (3) those where the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which will be classified as available for sale.

This category includes assets which are shown on the balance sheet within placements with banks and other financial institutions, trade bills and advances to customers and other accounts.

Securities classified as loans and receivables

Securities classified as loans and receivables typically comprise securities issued by the same customers with whom the Group has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and the Group bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Group with the issuer.

These securities include commercial papers and short term debentures issued by the borrower.

Available-for-sale financial assets

This category comprises non-derivative financial assets that are designated as available-for-sale financial assets or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

This category includes equity investments, debt securities and investment fund units.

Held-to-maturity investments

This category comprises of non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity, other than (1) those that the Group, upon initial recognition, designates as at fair value through profit or loss or as available for sale, and (2) those that meet the definition of loans and receivables.

Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or those designated at fair value through profit or loss at inception. A financial liability is classified in this category if it is incurred principally for the purpose of being repurchased or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-making, or is a derivative that is not a designated and effective hedging instrument.

This category includes derivative liabilities with negative fair values not accounted for as hedging instruments, obligations to deliver financial assets borrowed by a short seller, and financial liabilities that are incurred with an intention to repurchase them in the near term.

Other financial liabilities

This category comprises all financial liabilities other than those classified as financial liabilities measured at fair value through profit or loss.

This category includes liabilities presented on the balance sheet within deposits and balances of banks and other financial institutions, deposits from customers and certificate of deposits issued.

(ii) Initial recognition and measurement

The Group recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument.

A regular way purchase of financial assets is recognised using trade date accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities are recorded.

Financial liabilities are not recognised unless one of the parties has performed or the contract is a derivative contract not exempted from the scope of HKAS 39.

Financial instruments are measured initially at fair value, which normally will be equal to the transaction price, plus, in case of a financial asset or financial liability not held at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs on financial assets and financial liabilities measured at fair value through profit or loss are expensed immediately.

(iii) Subsequent measurement

The subsequent measurement of financial instruments depends upon their classification.

Financial assets measured at fair value through profit or loss

Financial assets under this category are carried at fair value. Unrealised gains and losses arising from changes in the fair value are included in the profit and loss account in the period in which they arise. Upon disposal, the difference between the net sale proceeds and the carrying value is included in the profit and loss account.

Loans and receivables

Loans and receivables and securities classified as loans and receivables are carried at amortised cost using the effective interest method, less provision for impairment, if any and are accounted for in the profit and loss account.

Available-for-sale financial assets

Available-for-sale financial assets are carried at fair value. Unrealised gains and losses arising from changes in the fair value are recognised in the investment revaluation reserve. For monetary securities, exchange differences resulting from changes in amortised cost are recognised in profit and loss account. When the securities are sold, the difference between the net sale proceeds and the carrying value, and the accumulated fair value adjustments in the investment revaluation reserve are treated as gains or losses on disposal and are accounted for in the profit and loss account.

Held-to-maturity investments

Held-to-maturity investments are carried at amortised cost using the effective interest method less provision for impairment, if any.

Financial liabilities measured at fair value through profit or loss

Financial liabilities under this category are carried at fair value. Unrealised gains and losses arising from changes in the fair value are included in profit and loss account in the period in which they arise. Upon repurchase, the difference between the net payments and the carrying value is included in the profit and loss account.

Other financial liabilities

Financial liabilities, other than those measured at fair value through profit or loss, are measured at amortised cost using the effective interest rate.

BEA 東亞銀行

(iv) Fair value measurement principles

[illegible]

(v) Impairment and allowances for credit losses

[illegible]

(vi) Derecognition

[illegible]

(vii) Revenue recognition

[illegible]

Derivatives and hedge accounting

[illegible]

Interest recognition on impaired loans

[illegible]

Description of transitional provisions and effect of adjustments

[illegible]

(f) Amortisation of goodwill

[illegible]

(g) Changes in presentation

[illegible]

(h) Definition of related parties

[illegible]

(4) [illegible]

(5) [illegible]

E. Fee and Commission Income

Fee and commission income arises from the following services:

	2005 HK$'000	2004 HK$'000	Variance %
Corporate services	[illegible]	[illegible]	[illegible]
Loans, overdrafts and guarantees	[illegible]	[illegible]	[illegible]
Credit cards	[illegible]	[illegible]	[illegible]
Other retail banking services	[illegible]	[illegible]	[illegible]
Trade finance	[illegible]	[illegible]	[illegible]
Securities and asset management	[illegible]	[illegible]	[illegible]
Others	[illegible]	[illegible]	[illegible]
Total fee and commission income	[illegible]	[illegible]	+6.1

F. Operating Expenses

	2005 HK$'000	2004 Restated HK$'000	Variance %
Contributions to defined contribution plan*	107,372	103,478	+3.8
Equity-settled share-based payment expenses	29,796	41,749	-28.6
Salaries and other staff costs	1,461,300	1,329,711	+9.9
Total staff costs	1,598,468	1,474,938	+8.4
Premises and equipment expenses excluding depreciation			
— Rental of premises	164,558	142,542	+15.4
— Maintenance, repairs and others	243,649	205,168	+18.8
Total premises and equipment expenses excluding depreciation	408,207	347,710	+17.4
Depreciation on fixed assets	258,563	243,961	+6.0
Amortisation of goodwill	—	143,875	-100.0
Other operating expenses			
— Communications, stationery and printing	175,134	159,047	+10.1
— Legal and professional fees	112,116	89,127	+25.8
— Advertising expenses	124,962	87,820	+42.3
— Business promotions and business travel	48,726	50,118	-2.8
— Card related expenses	57,352	41,104	+39.5
— Stamp duty, overseas and PRC** business taxes, and value added taxes	52,882	21,440	+146.7
— Insurance expenses	13,469	14,035	-4.0
— Debt securities issue expenses	14,824	7,800	+90.1
— Bank charges	3,937	7,298	-46.0
— Administration expenses of secretarial business	12,330	7,159	+72.2
— Membership fees	5,299	5,126	+3.4
— Bank licence	3,082	4,655	-33.8
— Audit fee	5,198	4,123	+26.1
— Donations	8,436	2,043	+312.9
— Others	85,062	50,802	+67.4
Total other operating expenses	727,809	551,698	+31.9
Total operating expenses***	2,993,047	2,762,180	+8.4

* Forfeited contributions totalling HK$5,751,000 (2004: HK$3,810,000) were utilised to reduce the Group's contribution during the year. There were no forfeited contributions available for reducing future contributions at the year end (2004: Nil).

** PRC denotes the People's Republic of China.

*** Included in operating expenses are direct operating expenses of HK$10,381,000 (2004: HK$18,374,000) in respect of investment properties which generated rental income during the year.

G. Advances and Other Assets

1. Advances to Customers and Other Accounts

		2005 HK$'000	2004 Restated HK$'000	Variance %
(i)	Advances to customers	138,743,747	117,258,753	+18.3
	Less: Impairment allowances			
	— Individual	(295,575)	—	—
	— Collective	(478,995)	—	—
	Less: Provisions for bad and doubtful debts			
	— Specific	—	(310,309)	-100.0
	— General	—	(1,320,850)	-100.0
		137,969,177	115,627,594	+19.3
(ii)	Other accounts			
	Advances to banks and other financial institutions	2,424,120	2,114,655	+14.6
	Notes and bonds	387,934	—	—
	Certificates of deposits	38,775	—	—
	Accrued interest	985,567	1,054,632	-6.5
	Less: Suspended interest	—	(319,779)	-100.0
	Other accounts	3,069,729	4,175,485	-26.5
		6,906,125	7,024,993	-1.7
	Less: Impairment allowances			
	— Individual	(28,570)	—	—
	— Collective	(9,943)	—	—
	Less: Provisions for bad and doubtful debts			
	— Specific	—	(32,011)	-100.0
	— General	—	(19,146)	-100.0
		6,867,612	6,973,836	-1.5
		144,836,789	122,601,430	+18.1

2. Advances to Customers — by Industry Sectors

The analysis of gross advances to customers by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

	2005 HK$'000	2004 HK$'000	Variance %
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	5,870,869	4,398,093	+33.5
— Property investment	19,316,009	14,536,729	+32.9
— Financial concerns	1,867,677	1,507,153	+23.9
— Stockbrokers	204,725	277,803	-26.3
— Wholesale and retail trade	1,399,776	1,568,771	-10.8
— Manufacturing	1,744,187	1,822,871	-4.3
— Transport and transport equipment	4,132,657	4,507,233	-8.3
— Others	6,294,634	6,033,364	+4.3
— Sub-total	40,830,534	34,852,221	+17.2
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,320,946	1,522,173	-13.2
— Loans for the purchase of other residential properties	37,188,222	34,928,247	+6.5
— Credit card advances	1,769,653	1,649,200	+7.3
— Others	3,571,901	3,230,750	+10.6
— Sub-total	43,850,722	41,330,370	+6.1
Total loans for use in Hong Kong	84,681,256	75,982,591	+11.4
Trade finance	3,753,789	4,092,162	-8.3
Loans for use outside Hong Kong	50,308,702	37,184,000	+35.3
Total advances to customers	138,743,747	117,258,753	+18.3

3. Advances to Customers — by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the advances to customers are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	Total advances to customers 2005 HK$'000	Total advances to customers 2004 HK$'000	Advances overdue for over three months 2005 HK$'000	Advances overdue for over three months 2004 HK$'000
Hong Kong	98,234,582	88,598,608	483,095	575,894
People's Republic of China	19,939,335	10,911,094	76,108	77,436
Other Asian countries	7,798,982	6,354,111	84,322	103,688
Others	12,770,838	11,394,940	74,147	83,377
Total	138,743,747	117,258,753	717,672	840,385

4. Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

2005

	Banks and other financial institutions HK$'000	Public sector entities HK$'000	Others HK$'000	Total HK$'000
People's Republic of China	12,805,155	1,250,504	13,667,134	27,722,793
Asian countries, excluding People's Republic of China	9,950,396	1,200,368	8,991,756	20,142,520
North America	5,345,158	7,725,687	5,872,380	18,943,225
Western Europe	27,877,005	—	2,507,425	30,384,430

2004

	Banks and other financial institutions HK$'000	Public sector entities HK$'000	Others HK$'000	Total HK$'000
People's Republic of China	9,413,677	1,458,707	7,962,500	18,834,784
Asian countries, excluding People's Republic of China	10,764,517	1,413,490	7,519,486	19,697,493
North America	5,129,033	7,886,401	5,182,553	18,197,987
Western Europe	26,577,806	255	2,016,679	28,594,740

5. Overdue, Rescheduled and Repossessed Assets

(a) Overdue and Rescheduled Advances

	2005 HK$'000	2005 % of total advances to customers	2004 HK$'000	2004 % of total advances to customers
Advances to customers overdue for				
— 6 months or less but over 3 months	328,130	0.2	242,893	0.2
— 1 year or less but over 6 months	184,365	0.1	194,645	0.2
— Over 1 year	207,177	0.2	402,847	0.3
	717,672	0.5	840,385	0.7
Rescheduled advances to customers	351,057	0.3	472,335	0.4
Total overdue and rescheduled advances	1,068,729	0.8	1,312,720	1.1
Secured overdue advances	515,356	0.4	660,700	0.6
Unsecured overdue advances	202,316	0.1	179,685	0.1
Market value of security held against secured overdue advances	1,035,275		1,122,161	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2005 and 31st December, 2004, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

(b) Impaired/Non-performing advances to customers

	31/12/2005 HK$'000	31/12/2005 % of total advances to customers	31/12/2004 Restated HK$'000	31/12/2004 % of total advances to customers
Gross impaired advances to customers*	1,434,979	1.03	—	—
Gross non-performing advances to customers**	—	—	1,549,032	1.32
Individual impairment allowances	295,575		—	
Specific provisions	—		299,780	
Suspended interest	—		380,129	

* Included in gross impaired advances to customers is HK$167,250,000 (2004: HK$183,900,000) in relation to loans to property development projects. Excluding these items, gross impaired advances to customers would be 0.91% (2004: 1.35%) of total advances to customers.

** Inclusive of interest capitalised.

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

Non-performing advances to customers were advances on which interest was being placed in suspense or on which interest accrual had ceased.

There were no impaired advances to banks and other financial institutions as at 31st December, 2005 nor advances on which interest was being placed in suspense or on which interest accrual had ceased as at 31st December, 2004, nor were there any individual impairment allowances/specific provisions made for them on these two dates.

(c) Other Overdue and Rescheduled Assets

	2005 Accrued interest HK$'000	2005 Other assets* HK$'000	2004 Accrued interest HK$'000	2004 Other assets* HK$'000
Other assets overdue for				
— 6 months or less but over 3 months	1,581	—	1,658	305
— 1 year or less but over 6 months	853	—	1,063	614
— Over 1 year	844	19,294	407	19,462
	3,278	19,294	3,128	20,381
Rescheduled assets	—	—	—	—
Total other overdue and rescheduled assets	3,248	19,294	3,128	20,381

* Other assets refer to trade bills and receivables.

(d) Repossessed Assets

	2005 HK$'000	2004 HK$'000
Repossessed properties*	80,551	107,745
Repossessed vehicles and machines	1,142	340
Total repossessed assets	81,693	108,085

The amount represents the estimated market value of the repossessed assets as at 31st December.

* The balance included HK$30,039,000 (2004: HK$28,283,000) relating to properties that were contracted for sale but not yet completed.

H. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet securities trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business, property-related business and wealth management business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

2005

	Personal Banking HK$'000	Corporate Banking HK$'000	Investment Banking HK$'000	Corporate Services HK$'000	Others HK$'000	Unallocated HK$'000	Inter-segment elimination HK$'000	Consolidated HK$'000
The Group								
Net interest income	1,819,362	1,988,027	165,140	173	7,677	(1,150)	—	3,780,250
Other operating income from external customers	430,755	204,778	923,121	479,228	133,113	21,291	—	2,192,788
Inter-segment income	—	—	—	—	—	125,431	(125,431)	—
Total operating income	2,050,137	2,173,797	1,088,270	479,401	140,790	145,572	(125,431)	5,952,538
Operating expenses	(1,333,155)	(648,703)	(298,419)	(282,437)	(194,173)	(207,460)	—	(2,998,047)
Inter-segment expenses	(109,237)	(52,968)	(3,133)	—	(2,033)	—	125,431	—
Operating profit before impairment allowances	607,745	1,472,626	786,638	196,796	(55,416)	(61,888)	—	2,946,491
Impairment losses on loans and advances	24,460	(148,319)	3,021	(5,449)	5,002	—	—	(141,485)
Impairment losses on bank premises	—	—	—	—	—	(210,140)	—	(210,140)
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	—	(7,258)	(31,230)	—	(190)	300	—	(40,393)
	632,205	1,316,748	758,449	191,317	(58,608)	(271,698)	—	2,572,479
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	—	—	6,254	—	581	365,473	—	372,419
Revaluation surplus on investment property	—	—	—	—	234,221	—	—	234,221
Share of profits less losses of associates	769	33,588	3,175	—	(5,259)	1,508	—	33,781
Profit before taxation	632,974	1,350,337	763,828	191,317	178,645	95,342	—	3,212,443
Income tax	(87,464)	(182,185)	(105,264)	(26,465)	(25,464)	—	—	(426,842)
Profit after taxation	545,510	1,168,152	658,564	164,852	153,461	95,342	—	2,785,981
Attributable to:								
Equity holders of the Group	545,510	1,168,152	658,564	126,866	154,181	95,342	—	2,748,725
Minority interests	—	—	—	37,986	(720)	—	—	37,256
Profit after taxation	545,510	1,168,152	658,564	164,852	153,461	95,342	—	2,785,981
Depreciation for the year	(88,521)	(47,388)	(19,853)	(20,029)	(7,118)	(74,567)	—	(258,563)
Segment assets	57,393,087	89,583,033	83,745,287	743,249	2,237,016	730,687	—	229,438,049
Investments in associates	38,313	346,356	75,266	—	306,794	1,853	—	768,580
Unallocated assets	—	—	—	—	—	8,387,854	—	8,387,854
Total assets	57,432,120	89,929,389	83,820,553	743,249	2,543,809	9,118,341	—	238,798,482
Segment liabilities	117,038,288	56,864,730	28,425,447	53,831	1,686,814	—	—	198,068,110
Unallocated liabilities	—	—	—	—	—	7,777,084	—	7,777,084
Loan capital	—	—	—	—	—	8,548,780	—	8,548,780
Total liabilities	117,038,288	56,864,730	28,425,447	53,831	1,686,814	16,325,864	—	214,394,974
Capital expenditure incurred during the year	101,932	119,187	141,709	63,846	12,661	195,008	—	634,343

2004 Restated

	Personal Banking HK$'000	Corporate Banking HK$'000	Investment Banking HK$'000	Corporate Services HK$'000	Others HK$'000	Unallocated HK$'000	Inter-segment elimination HK$'000	Consolidated HK$'000
The Group								
Net interest income	1,787,802	1,321,426	484,419	(3,959)	23,281	110	—	3,613,080
Other operating income from external customers	463,579	285,081	520,766	387,894	204,078	20,465	—	1,881,873
Inter-segment income	—	—	—	—	—	104,881	(104,651)	—
Total operating income	2,251,381	1,606,507	1,005,186	384,935	227,271	125,326	(104,651)	5,495,845
Operating expenses	(1,232,130)	(636,163)	(267,060)	(247,915)	(157,177)	(221,687)	—	(2,762,180)
Inter-segment expenses	(92,123)	(9,271)	(3,047)	—	(210)	—	104,651	—
Operating profit before provisions	927,028	962,133	734,188	137,022	69,584	(96,371)	—	2,733,484
Charge for bad & doubtful debts	(84,263)	(205,935)	(148)	(3,033)	24,592	—	—	(272,807)
Write back on impairment loss on bank premises	—	—	—	—	—	18,538	—	18,538
Provision on held-to-maturity debt securities, investment securities & associates	—	(15,768)	6,067	—	—	(8,861)	—	(18,562)
	842,765	740,430	740,108	133,989	94,176	(86,710)	—	2,460,834
Profit on sale of fixed assets and investment securities	—	(3)	13,763	—	—	15,235	—	28,997
Revaluation surplus on investment property	—	—	—	—	227,941	—	—	227,941
Share of profits less losses of associates	1,424	13,955	30,271	—	25,590	(245)	—	66,995
Profit/(loss) before taxation	844,189	754,380	784,222	127,989	347,707	(71,720)	—	2,786,767
Income tax	(125,157)	(109,994)	(111,983)	(19,016)	(48,141)	—	—	(414,291)
Profit after taxation	719,032	644,386	672,239	108,973	299,566	(71,720)	—	2,372,476
Attributable to:								
Equity holders of the Group	719,032	644,386	672,239	84,206	299,566	(71,720)	—	2,347,709
Minority interests	—	—	—	24,767	—	—	—	24,767
Profit after taxation	719,032	644,386	672,239	108,973	299,566	(71,720)	—	2,372,476
Depreciation for the year	(98,968)	(53,499)	(20,018)	(7,409)	(7,166)	(56,891)	—	(243,961)
Amortisation of goodwill	(30,580)	(31,701)	(40,040)	(39,676)	(1,970)	—	—	(143,875)
Segment assets	48,448,360	71,741,124	77,016,778	1,645,556	1,507,253	704,842	—	201,063,893
Investments in associates	36,681	290,495	77,398	—	319,574	1,864	—	725,965
Unallocated assets	—	—	—	—	—	8,577,690	—	8,577,690
Total assets	48,484,941	72,031,419	77,094,177	1,645,556	1,826,827	9,284,428	—	210,369,548
Segment liabilities	106,071,387	57,671,008	14,045,540	52,344	1,129,867	—	—	178,870,307
Unallocated liabilities	—	—	—	—	—	5,269,321	—	5,269,321
Loan capital	—	—	—	—	—	4,271,124	—	4,271,124
Total liabilities	106,071,387	57,671,008	14,045,540	52,344	1,129,867	9,540,445	—	188,510,752
Write back of impairment loss credited to equity	—	—	—	—	—	12,839	—	12,839
Capital expenditure incurred during the year	53,613	74,670	68,472	228,523	26,576	1,452,127	—	1,904,181

I. Off-balance Sheet Exposures

The following is a summary of each significant class of off-balance sheet exposures:

	2005 HK$'000	2004 HK$'000	Variance %
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	4,839,456	5,375,979	-10.0
— Transaction-related contingencies	805,458	486,028	+65.7
— Trade-related contingencies	1,908,453	2,501,067	-23.7
— Other commitments with an original maturity of:			
Under 1 year or which are unconditionally cancellable	32,104,801	27,786,426	+15.5
1 year and over	9,547,330	8,136,611	+17.3
— Others	—	—	
Total	49,205,500	44,286,131	+11.1
— Aggregate credit risk weighted amount	9,271,093	8,822,965	+5.1
Notional amounts of derivatives			
— Exchange rate contracts	24,853,979	16,381,808	+51.7
— Interest rate contracts	31,133,238	16,327,689	+90.7
— Equity contracts	284,970	933,975	-69.5
Total	56,272,187	33,643,472	+67.3
— Aggregate credit risk weighted amount	447,634	399,317	+12.1
— Aggregate replacement costs	738,425	1,264,313	-41.6

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

BEA東亞銀行

J. **Currency Concentrations**

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

2005 HK$Million

	USD	CAD*	GBP*	CNY	Others	Total
Spot assets	64,562	4,122	4,312	11,738	21,986	108,720
Spot liabilities	(62,331)	(4,604)	(6,620)	(10,510)	(23,375)	(107,440)
Forward purchases	35,406	882	2,864	—	5,930	45,082
Forward sales	(37,795)	(357)	(502)	—	(4,246)	(42,900)
Net options position	(167)	(1)	(2)	—	43	(127)
Net long/(short) position	1,675	42	52	1,228	338	3,335

2004 HK$Million

	USD	CAD	GBP	CNY	Others	Total
Spot assets	49,928	4,375	4,270	7,581	21,586	87,740
Spot liabilities	(52,109)	(4,458)	(6,690)	(7,364)	(22,592)	(93,207)
Forward purchases	18,257	484	2,727	—	5,802	27,270
Forward sales	(15,883)	(289)	(370)	—	(4,812)	(21,334)
Net options position	18	(1)	(1)	—	3	17
Net long/(short) position	235	111	(64)	217	(13)	486

2005 HK$Million

	USD	CNY	Others	Total
Net structural position	1,604	1,297	635	3,536

2004 HK$Million

	USD	CNY	Others	Total
Net structural position	1,452	564	639	2,655

* The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purposes only.

K. **Capital, Capital Adequacy and Liquidity Information**

1. *Capital Adequacy Ratio*

	2005 %	2004 %
Unadjusted capital adequacy ratio as at 31st December	17.4	16.2
Adjusted capital adequacy ratio as at 31st December	17.2	16.1

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the *Third Schedule to the Hong Kong Banking Ordinance*.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

2. *Group Capital Base after Deductions*

	2005 HK$'000	2004 Restated HK$'000
Core capital		
Paid up ordinary share capital	3,775,575	3,729,996
Share premium	656,429	631,188
Reserves	16,086,805	14,963,036
Minority interests	207,183	165,655
Deduct: Goodwill	(2,494,950)	(2,448,156)
Total core capital	18,231,022	17,041,719
Eligible supplementary capital		
Reserves on revaluation of land and interests in land (at 70%)	826,679	822,725
Revaluation reserves for available-for-sale financial assets and securities designated at fair value through profit or loss (at 70%)	305,672	—
Collectively assessed impairment allowances and regulatory reserve	878,569	—
General provisions for doubtful debts	—	1,336,044
Term subordinated debt	8,548,780	4,271,124
Total eligible supplementary capital	10,559,700	6,429,893
Total capital base before deductions	28,790,722	23,471,612
Deductions from total capital base	(901,973)	(969,261)
Total capital base after deductions	27,888,749	22,502,351

3. *Reserves*

	2005 HK$'000	2004 Restated HK$'000	Variance %
Share premium	656,429	631,188	+4.0
General reserve	12,642,214	12,045,286	+5.0
Revaluation reserve on bank premises	778,933	1,007,505	-22.7
Investment revaluation reserve	358,729	—	—
Exchange revaluation reserve	78,568	49,813	+57.7
Other reserves	156,228	129,595	+20.6
Retained profits*	5,749,889	4,099,776	+40.2
Total	20,421,790	17,963,163	+13.7
Proposed dividends, not provided for	1,404,514	1,193,599	+17.7

* The Group complies with Hong Kong Monetary Authority's requirement to maintain minimum impairment allowances in excess of those required under Hong Kong Accounting Standards. As at 31st December, 2005, HK$391,000,000 was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.

4. *Liquidity Ratio*

	2005 %	2004 %
Average liquidity ratio for the year	39.3	44.4

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

L. **Statement of Compliance**

(1) In preparing the accounts for 2005, the Bank has fully complied with the guideline set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

(2) The Bank has complied with all the code provisions set out in Appendix 14 Code on Corporate Governance Practices (the "Code") of the Listing Rules throughout the accounting year ended 31st December, 2005, except for the deviations from Code Provisions A.2.1, A.4.1 and A.4.2 which are explained as follows:

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David Li Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting the operations of the Bank. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board has full confidence in Sir David, *and believes that his appointment to the posts of Chairman and Chief Executive is beneficial to the* business prospects of the Bank.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Non-executive Directors of the Bank do not have a specific term of appointment. At every annual general meeting, one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.

A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next annual general meeting.

In order to ensure full compliance with Code Provisions A.4.1 and A.4.2, a special resolution will be proposed to amend the relevant Articles of Association of the Bank at the Annual General Meeting to be held on 7th April, 2006, so that every Director appointed by the Board during the year shall retire at the next general meeting. Every Director shall be subject to retirement at least once every three years.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 13th March, 2006 to Wednesday, 15th March, 2006. In order to qualify for the *final dividend declared for the year ended 31st December, 2005, all transfer documents should be lodged for registration with* Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. on Friday, 10th March, 2006.

CHAIRMAN'S STATEMENT

I am pleased to inform shareholders that Mr. Kenneth LO Chin-ming was appointed an Independent Non-executive Director and a member of the Audit Committee of The Bank of East Asia ("BEA" or the "Bank") on 1st May, 2005, and Mr. Eric LI Fook-chuen was appointed a Non-executive Director of the Bank on 25th January, 2006. Mr. Lo is the Chairman and Chief Executive Officer of the Industrial Bank of Taiwan, and Mr. Li the Chairman and Chief Executive Officer of The Kowloon Dairy Limited. I am confident that the valuable contribution of Mr. Lo and Mr. Li will lead to the further success of BEA.

At the forthcoming Annual General Meeting to be held on Friday, 7th April, 2006, *Dr. Simon LI Fook-sean will retire in accordance with* the Articles of Association and will not seek re-election. Dr. Simon Li was appointed a Director of the Bank in 1987 and has served BEA for 18 years. On behalf of the Board, I take this opportunity to extend our gratitude to Dr. Li for his wise counsel and invaluable contribution to BEA during his tenure of service on the Board and wish him every happiness, good health and success for the future.

In 2005, BEA Group achieved a profit attributable to equity holders of the Group of HK$ 2,749 million, representing an increase of HK$401 million, or 17.1%, over that of HK$2,348 million in 2004. Basic earnings per share were HK$1.83. Return on average assets and return on average equity were 1.3% and 12.2%, respectively.

As at 31st December, 2005, total consolidated assets were HK$238,799 million, an increase of HK$28,429 million over the position at the end of 2004. Advances to customers stood at HK$138,744 million, representing 58.1% of total consolidated assets. Customer deposits were HK$175,895 million, while certificates of deposit and subordinated debt issued stood at HK$6,431 million and HK$8,549 million, respectively. The loan-to-deposit ratio was 76.1%, compared with 69.8% at the end of 2004. Total equity increased by 11.6% to HK$24,405 million.

At the Annual General Meeting, the Directors will propose a final dividend of HK$0.93 per share, which, together with the interim dividend of HK$0.33 per share paid in September 2005, will constitute a total dividend of HK$1.26 per share for the full year. This represents an increase of 16.7% over the total dividend of HK$1.08 per share for the year 2004. Shareholders whose names are on the Register of Members at the close of business on Wednesday, 15th March, 2006 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting, and the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval to the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Saturday, 8th April, 2006. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 15th March, 2006.

In 2005, the operating environment in Hong Kong improved, and loan demand increased in tandem with the strong growth of the local economy. However, economic growth moderated in the final quarter, as the spike in interest rates in the last half of the year dampened consumer sentiment toward property investment and consumption. Despite the weakness at the end of the year, the overall asset quality of the Banks' portfolio improved and the Bank was able to make significant progress in recovery of bad debt.

The outlook for 2006 is favourable, although global and local economies are likely to expand at a more moderate pace than in 2005. Loan demand and business opportunities are expected to remain buoyant as a result of strong business sentiment and the relocation of some economic activity, particularly in the textiles and clothing sector, from the Mainland back to Hong Kong. To improve income growth, banks will continue to diversify into fee-generating businesses such as wealth management and structured products. Furthermore, banks will continue to invest in improving their risk management infrastructure in order to meet the regulatory requirements of the new Basel Capital Accord.

In 2005, *BEA maintained its strategic focus on growth and efficiency enhancement, and continued to develop new revenue streams.* The Bank launched a number of distinctive products in both Hong Kong and China to meet market needs. The Bank will continue to actively develop its wealth management business, including private banking and structured products. Furthermore, BEA will continue to exploit cross-selling opportunities by promoting Tricor's leading corporate services and share registration service and Blue Cross' insurance products. Last, but not least, the Bank will also continue to look for ROE accretive expansion opportunities via acquisitions and strategic alliances in Hong Kong, the Mainland and elsewhere.

With further expansion of its extensive branch network in the Mainland, the Bank will continue to enhance its strong franchise in China through capturing business opportunities arising from the introduction of CEPA and China's accession to the World Trade Organisation ("WTO"). One area that offers great potential is personal Renminbi ("RMB") business in Hong Kong. BEA will also continue to strengthen its position in overseas markets, including the United States, Canada and South East Asia.

BEA will maintain its focus on *improving operating efficiencies. The Office Centralisation Project to relocate back-office departments* and operations to the new office tower in Millennium City 5 ("MC5") in Kwun Tong was completed in May 2005. BEA also plans to relocate additional back-office operations to the operating centre in Guangzhou. Leveraging the centralised Hong Kong operations at MC5 and the operating centre in Guangzhou will be the focal nexus for the year 2006. Furthermore, BEA will continue to enhance its systems and risk management platform to support its growth.

With its unique market position in Hong Kong, the Mainland and elsewhere, BEA is well prepared to further strengthen its franchise in the domestic, Mainland and overseas markets.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 10th February, 2006

EXECUTIVE DIRECTORS' REPORT

FINANCIAL REVIEW

Financial Performance

The year 2005 saw confidence return to the local economy, as business and consumers stepped up spending. Neither high oil prices nor rising interest rates could dampen the mood through most of the year.

It was only in the latter part of the year that higher interest rates finally succeeded in cooling what had become an effervescent residential property market. Transactions in both the primary and secondary markets fell in reaction to the jump in mortgage interest rates in the latter half of the year. While the property market slowed to catch its breath, the economy continued to perform well. The unemployment rate continued to fall. Domestic consumption held firm, although the pace of retail sales growth slowed in the last quarter.

The Hong Kong banking industry remained highly competitive during the year, offering good value and helping to sustain the growth momentum.

The BEA Group's *reported earnings for 2005 reflect certain Accounting standard changes that have been implemented in 2005. The* Hong Kong Institute of Certified Public Accountants ("HKICPA") announced several new or revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") in 2004. In preparing the financial statements for 2005, all applicable HKAS and HKFRS have been adopted. Prior period adjustments have been made to the financial statements for 2004, depending on the individual requirements of the concerned HKAS and HKFRS. The effects of adopting these HKAS and HKFRS on the preparation and presentation of financial statements are summarised in Note 3.

The BEA Group achieved a profit attributable to equity holders of the Group of HK$2,749 million for the year ended 31st December, 2005, a growth of 17.1% as compared with 2004.

The adoption of HKAS 39 had a mild impact on the recognition of interest income and expense. Net interest income increased by HK$146 million, or 4.0%, from HK$3,614 million, due to healthy growth in loans to customers. The improvement came despite a fall in net interest margin, from 1.95% to 1.85%. Non-interest income increased by HK$310 million, or 16.5%, when compared with 2004, due partly to the adoption of HKAS 39, which reclassified net interest income related to funding swap transactions as non-interest income, as well as to the increase in trading profits on investments in securities. As a result, total operating income increased by 8.3% to HK$5,953 million.

Despite that total operating expenses increased by 8.2% over the corresponding figure in 2004 to HK$2,988 million due to continuing expansion of the Group activities, the cost to income ratio declined marginally from 50.3% in 2004 to 50.2% in 2005.

Operating profit before impairment allowances (previously referred to as the charge for bad and doubtful debt) increased by HK$231 million, or 8.4%, over the HK$2,734 million attained in 2004.

As a result of the continuous improvement in asset quality and the new approaches to assessing the loan impairment due to the adoption of HKAS 39, the impairment loss on loans and advances decreased by HK$131 million, or 48.1%, compared to 2004, to HK$141 million.

Following the relocation of the Group's operations departments to Millennium City 5 in Kwun Tong in the first half year, two vacant office premises were sold. As a result, the Group recorded a profit on disposal of fixed assets of HK$365 million, an increase of HK$350 million as compared with 2004.

The considerable rise in property prices in 2005 allowed BEA to record a revaluation surplus for investment properties of HK$234 million. However, an impairment loss of HK$210 million was recorded on vacant bank premises.

Share of profit less losses from associates decreased by HK$35 million to HK$34 million.

After taking into account income taxes, profit after taxation was HK$2,786 million, an increase of 17.4% over the HK$2,372 million recorded the previous year.

Minority interests increased by *HK$12 million to HK$37 million.*

Profit attributable to equity holders of the Group increased to HK$2,749 million, a rise of 17.1% compared to 2004.

Financial Position

Total consolidated assets of the BEA Group were HK$238,799 million at the end of 2005, representing a rise of 13.5% from HK$210,370 million at the end of 2004. Advances to customers increased by 18.3% to HK$138,744 million.

Total deposits increased by 8.6% to HK$182,326 million, while customer deposits rose by 7.4% to HK$175,895 million. Demand deposits and current accounts decreased by a combined HK$1,054 million to HK$10,865 million. Savings accounts decreased by HK$11,232 million to HK$35,498 million. Time deposits at the year-end 2005 stood at HK$129,533 million, an increase of HK$26,444 million, or 25.7%, when compared with the balance at year-end 2004.

In December 2005, the Group issued US$550 million subordinated loan capital. As at 31st December, 2005, loan capital stood at HK$8,549 million, an increase of 100.2% when compared with the balance at year-end 2004. Total equity stood at HK$24,405 million, an increase of HK$2,546 million, or 11.6%, when compared with the balance at the end of 2004.

During the year, BEA issued HKD floating rate certificates of deposit with a face value of HK$2,700 million, and HKD fixed rate certificates of deposit with a face value of HK$1,300 million. The Bank redeemed HKD certificates of deposit amounting to HK$2,000 million upon maturity, and repurchased a quantity of its own certificates of deposit amounting to HK$117 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 76.1%, being 6.3% higher than the 69.8% reported at the end of 2004.

At the end of December 2005, the face value of the outstanding debt portfolio was HK$6,497 million, with the carrying amount equal to HK$6,431 million.

Maturity Profile of Debts Issued
As at 31st December, 2005
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2006	2007	2008
Floating Rate Certificates of Deposit					
Issued in 2005	HKD	2,700	1,200		1,500
Fixed Rate Certificates of Deposit					
Issued in 2005	HKD	1,300	800		500
Issued in 2005	TWD	2,900	2,900		
Discounted Certificates of Deposit					
Issued in 2002	HKD	288	288		
Issued in 2002	USD	86		86	
Issued in 2003	AUD	50	50		
Issued in 2003	NZD	44	44		
Step Up Certificates of Deposit					
Issued in 2003	USD	44			44
Total Debts Issued in HKD equivalent		6,497	3,489	669	2,339

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

With effect from 1st January, 2006, the Group has established an enterprise-wide risk structure and set up a centralised risk management department to handle and monitor all major risks, including credit risk, market risk, liquidity risk and operational risk. The Group also appointed a Chief Risk Officer to oversee this function. It is expected that the overall risk management capability of the Bank Group would be further enhanced as a result.

OPERATIONS REVIEW

Recognition

In recognition of BEA's excellent reputation as a local brand that stands for the very best in quality and service to customers and the public at large, the Bank Group was awarded the "2005 Hong Kong Top Service Brand Award" in January 2006.

The award programme was jointly organised by the Hong Kong Brand Development Council and the Chinese Manufacturers' Association of Hong Kong. The objective of the award programme is to give recognition to outstanding brand names established by Hong Kong companies and to promote Hong Kong products and services.

In May 2005, Cyberbanking was awarded the "Excellence in Internet Banking Award" in "The Asian Banker's Excellence in Retail Financial Services Awards 2004". In October 2005, Cyberbanking also won the "Award of Merit" in the Enterprise Solution Category 2005 in the "First Hong Kong Wireless Technology Excellence Awards" for its innovative mobile phone and PDA services.

Improvement to Operations

Office Centralisation

The relocation of departments to BEA Tower at Millennium City 5 in Kwun Tong was completed in May 2005, and a grand opening ceremony held on 12th September, 2005. This centralisation exercise will enable the Bank to enhance its operational efficiency and manage the utilisation of office space more effectively.

The Bank is in the process of disposing of surplus office properties created as a result of the relocation exercise.

Relocating Back-Office Operations to the Mainland China

The back-office operating centre in Guangzhou, incorporated under the name of East Asia Electronic Data Processing (Guangzhou) Limited, has been running smoothly and is being capable of in-sourcing functions from the Bank as planned. With the centre's track record in processing the relocated functions satisfactorily, the Bank has mapped plans to outsource more of its operating functions thereto in the years ahead.

Information Technology

New Accounting System

The Bank is to launch a new computer system for general ledger operations in 2006. The new accounting system will not only improve operating efficiency and strengthen control, but also meet the evolving regulatory reporting requirements and improve information management by facilitating information sharing and consolidation.

Core Banking System

In January 2005, the first phase of the Core Banking System implementation project, covering Customer Information File and System Architecture, was completed. *The first phase strengthened BEA's sales and marketing infrastructure by providing support to campaign* execution and customer sales contact activities. It also empowered BEA to capture more customer data for storage in the Customer Relationship Management System. The Bank is now in a better position to analyse customer behaviour and preferences.

In May 2005, the Bank moved forward to implement the functional and technical design for the second phase of the project, which covers Deposit and Payment modules. Detailed design and development work is under way, and the second phase will be ready for roll out in the second half of 2006.

Personal Banking

Branch Distribution

BEA continues to implement the Branch Rationalisation Programme to further strengthen the local branch network. During 2005, two new branches were opened, five branches were relocated to more prominent sites, and seven branches were closed and merged with nearby branches. At the end of January 2006, the total number of branches in Hong Kong stood at 87.

To further enhance the Bank's service in wealth management, four SupremeGold Centres were opened during the year, bringing the number of SupremeGold Centres to 26 by the end of January 2006. The Bank plans to open four SupremeGold Centres in 2006.

The Branch Renewal Programme is also ongoing. The new branch design concept, which provides a bright and spacious atmosphere, was first introduced three years ago and has been well received by customers. More branches will be renovated to the new standard in the years to come.

With the expansion of the permissible scope of personal RMB business, the Bank began to offer RMB deposit account services to business customers in the designated industries starting from December 2005.

A new marketing aid, named *Insurance Needs Analysis Tool*, was installed at all BEA branches and SupremeGold Centres during the year to further enhance the professionalism of insurance sales staff in delivering quality financial analysis and solutions.

To enhance its insurance services, BEA has introduced two new programmes, one providing express services and another offering tailor-made quotations for specified customers. The express service speeds up the application process for non-Hong Kong residents, so that the whole process including medical examination can be completed within five days. Tailor-made quotations provide flexibility for applications that deviate from normal underwriting requirements.

Cyberbanking

During the year, Cyberbanking was further upgraded to serve customers better. In January 2005, e-Statement and CyberDonation services were introduced over the Internet. To further enhance security when processing on-line banking transactions, Cyberbanking implemented two-factor authentication in June 2005. *At the end of 2005, the Bank had over 310,000 registered Cyberbanking users.* The average daily usage volume exceeded 143,000 transactions.

Corporate Cyberbanking recorded steady growth in its customer base in 2005. By the end of 2005, over 18,800 corporate customers had registered with BEA's Corporate Cyberbanking, representing a 21% increase compared to the end of 2004.

Property Loans

The property market consolidated in the second half of 2005 after a sharp rise at the beginning of the year. The rise in mortgage interest rates took its toll, depressing the number of new transactions and therefore reducing mortgage loan demand.

To moderate the impact of rising mortgage interest rates, in early September BEA launched the "BEA Fixed Rate Mortgage Plan" and pioneered the 40-year Fixed Amount Mortgage Plan to provide more flexible mortgage solutions.

In addition, BEA actively coordinated with various property developers to provide preferential mortgage plans to homebuyers, which sustained BEA's business growth in the face of a contraction in property transaction volume in the second half of 2005.

Consumer Loans

With the steady growth of the economy and improvement in private consumption, BEA launched a new overdraft facilities package and initiated various promotional programmes in the second half of 2005. The promotional programmes incorporated a wide range of attractive offers, such as low interest rate lock-in period and highly personalised pricing, and were successful in capturing customers of good quality including professionals, executives and middle-income earners. Double-digit growth in the portfolio of this target customer segment was recorded, as compared with the corresponding period the previous year.

In addition, in August 2005 BEA introduced an innovative personal loan product, named CyberCash, to Cyberbanking customers. CyberCash is a highly convenient and quick loan service that allows customers to apply for loans on-line via the Internet and mobile phones. The approved loan will be deposited directly to a BEA account designated by the customer within two hours. This product was well received by younger income earners, who are frequent users of the Internet.

Credit Cards

BEA continued to build its credit card brand during the year. Services were enhanced through the revamp of key products, and appealing cardholder privileges were employed to encourage regular card usage. Moreover, the Bank exploited cross-selling opportunities to deepen business penetration and enlarge the customer base. For example, BEA partnered with Sun Hung Kai Properties to launch the SHKP Club Visa Card co-branded card in April 2005.

In 2005, the Bank introduced sophisticated segmentation tools and a robust credit platform, including behavioural scoring engines. *The ability to conduct credit evaluation was also updated, with the introduction of an improved scoring programme. New marketing* strategies were devised based on these innovations, so as to provide rewards specific to different target customers.

The Bank's risk management efforts during the year were successful in stabilising the credit card charge-off ratio. In addition, a new initiative was launched to fine-tune credit line management.

Seizing the business potential brought by the expansion of RMB business, credit card business will align its overall strategy to make the most of macroeconomic developments.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross Insurance recorded steady growth in all business lines through the year. The Company's well-established distribution network enabled it to offer a wide range of insurance products to target customers. The BEA Life Insurance Series and selected general insurance products were distributed through over 110 BEA branches and SupremeGold Centres. Other distribution channels included insurance agents, brokers, allied partners, and both the BEA and Blue Cross on-line websites.

In 2005, Blue Cross gross premium income increased by 24%, while life insurance and general insurance premium income grew by 51% and 4% respectively.

Being a trustworthy brand in the market, Blue Cross received a number of awards in recognition of its achievements, including "The Most Popular Travel Insurance Company Award", "MIS Asia IT Excellence Award", and "High Flyers Achievement Award — Health Insurance".

Blue Cross continued to expand its market share through the offering of innovative products. Pet Care Insurance was launched in July 2005 to provide pet lovers with desired medical cover for their cats and dogs. Another new product, DecorationSafe, was promoted to the public in the last quarter of 2005, offering protection for property damage and liability loss due to decoration works at home or in the office.

Corporate Banking

Corporate Lending

BEA remained an active player in the *corporate lending market during 2005. In the first half of the year, demand for loans was strong* from all business sectors due to the low interest rate environment, higher property values and strong domestic demand. However, as interest rates and oil prices surged in the second half of the year, local companies began to slow their pace of business expansion. Overall, companies reported good business turnover but only moderate profit growth for the year.

Competition among banks remained keen for all business segments and loan types. To improve yield return and to broaden the client base, BEA pro-actively solicited business by participating in high quality and return-justified deals. BEA was quick to take advantage of the booming economy in Macau, capturing emerging lending opportunities as local and international investors sought financing in Hong Kong for new investments in Macau.

BEA actively participated in new financing exercises involving large conglomerates, including property development and investment projects in Hong Kong and Macau, working capital financing and IPO pre-financing. The Bank also secured deals to finance overseas acquisitions made by large PRC *corporations via their Hong Kong subsidiaries. The Bank has underwritten and participated in numerous* syndicated deals, including a HK$5,200 million syndicated loan facility to CITIC Pacific Limited, a HK$3,800 million syndicated loan facility to Hopewell Highway Infrastructure Limited and a US$729 Million syndicated loan facility to Wynn Resorts (Macau) S.A.

In the small to medium-sized enterprise market, BEA continues to focus on companies with promising business prospects, offering tailor-made banking facilities and a comprehensive range of value-added services. The Bank launched several loan schemes targeted at this segment, including the "SME Loan Programme", the "Trade Finance Programme" and the "Corporate Tax Loan Programme".

Commercial advances were in strong demand in the first 8 months of the year, but flattened in the second half in front of the backdrop of surging interest rates and oil prices. Equipment and vehicle financing maintained satisfactory growth throughout the year as a result of the Bank's focus on enhancing its business relationships with equipment and vehicle dealers. On the other hand, the taxi and public light bus loan business recorded a mild drop as BEA continued to adopt a prudent lending policy. A zero-write off record was maintained for the taxi and public light bus portfolio during the period.

The Bank organised a number of information seminars for corporate customers in 2005, aiming to further enhance the relationship with these customers. For example, in January, BEA organised a seminar under the theme "Global Economic Outlook and Foreign Exchange Market for 2005". The seminar provided useful macro economic and market information to assist customers in developing their business plans for the year ahead.

In October, BEA organised a seminar on "Capturing Business Opportunities in China: New Directions and Developments in the Expanding Mainland Market". Three experts on China were invited to share their insights and experience with the Bank's customers.

In mid-January 2006, BEA held a seminar entitled "Charting Course for 2006: The Outlook Opportunities". The seminar brought together distinguished leaders in the fields of economics, real estate, foreign exchange, and investment with BEA's corporate and personal-banking customers.

Securities Lending

BEA maintained its market share in stagging loans for IPOs in 2005, achieving a 38% increase in loan activity in line with the rise in IPO fundraising. The Bank was also active in providing IPO Receiving Bank services, successfully completing seven projects, including The LINK Reit, the largest real estate investment trust issued to date, and China Construction Bank, the first of China's Big Four banks to list in Hong Kong. BEA recorded a 24% increase in traditional share financing loans during 2005, and will strive to establish an even stronger foothold in local stock market financing in 2006.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

To provide greater flexibility in the management of voluntary contributions, BEA launched a new service, the MPF Personal Contribution Account ("PCA"), in April 2005. A PCA can be opened by anyone interested in saving for retirement; it is not necessary to have an MPF account with BEA to qualify. BEA is the first MPF trustee in Hong Kong to offer this service.

In addition, BEA launched three new constituent funds under its Master Trust Scheme in September 2005, namely BEA (MPF) Asian Growth Fund, BEA (MPF) Hong Kong Growth Fund and BEA (MPF) Global Bond Fund. With the new funds, scheme members now have more investment options.

The strength of BEA's MPF investment team was underscored at the end of the year, when it was reported that BEA ranked the second in the MPF index compiled by Mercer Human Resource Consulting for the one-year period ended September 2005.

Trust Services

In addition to the provision of MPF services, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services to both individual and corporate customers. Four sub-funds were successfully launched under the BEA Signature Portfolio Fund in January 2005, namely BEA Aggressive Fund, BEA Growth Fund, BEA Balanced Fund and BEA Stable Fund.

Wealth Management

Structured Products

The Bank launched over 30 different Linked Deposit products in 2005. A major milestone was achieved during the year, with distribution of principal protected structured products having been extended to all branches on the Mainland and in Macau, significantly increasing the base of potential customers.

The Bank also introduced the mass market to a number of innovative investment products with exotic options that were previously only available to affluent individuals. Furthermore, products with shorter tenors and early redemption features were offered to give customers a higher degree of flexibility to take advantage of the buoyant market.

During the year, the transaction volume of structured deposits increased by 7.7%, while the total outstanding structured products portfolio increased by 60%.

Mutual Fund Business/Asset Management

Timely market information is the key to smart investing. In order to make it easier for the Bank's customers to access such intelligence, the Bank revamped its on-line Cyberfund Centre and joined forces with ET-Wealth (a subsidiary of the listed Hong Kong Economic Times Group). With the revamp, the Bank has significantly enhanced the content of its financial news and information on investment funds.

In 2005, the investment fund business of the Bank grew by more than 15% in terms of net assets under custody.

Due to the strong performance of several BEA investment funds and a 23% increase in assets under management from the MPF business, the Bank's investment management subsidiary, East Asia Asset Management Company Limited, recorded a significant increase in profit of over 39% in 2005.

Bancassurance

Bancassurance business continued to achieve double-digit growth in 2005, with a 30% increase in insurance premium income. The Bank further enhanced its insurance product range by developing market-responsive insurance products, particularly single premium, refundable term life, and annuity plans. Customers can now access BEA's insurance products at the branches, or via the Internet and by telephone.

With the aim of increasing the penetration rate of insurance products within the Bank's customer base, various cross-selling campaigns to targeted customers from credit card, mortgage loans and children's savings accounts were introduced in 2005. Sophisticated marketing segmentation and sales promotion strategies were employed to achieve budgeted growth. In particular, a series of road shows were organised at various shopping centres to strengthen brand awareness.

Private Banking

The Bank re-launched BEA Private Banking in September 2005, aiming to be a leading provider of premier wealth management services to key clients in the region. Established as a separate unit under the Wealth Management Division of the Bank, this new unit enhances the Bank's offering of value-added wealth management services for the high net worth customer segment.

Through BEA Private Banking, select customers have access to dedicated, relationship oriented, trusted and professionally trained bankers on a one-to-one basis. BEA Private Banking encompasses an extensive range of services for managing personal wealth, including advisory and discretionary portfolio management, treasury and structured products, dealing in securities and funds, family trust and estate planning, in addition to the full range of banking services.

Investment Banking and Services

East Asia Securities Company Limited — Securities Cybertrading

East Asia Securities continued to benefit from the improving local market sentiment and investor confidence during the past year.

The Company has dedicated itself to continuously raising its standard of services in order to meet the increasingly sophisticated demands of its customers and the marketplace. As a measure of its success, the Company registered a 16% rise in the number of Cybertrading accounts during 2005. As of 31st December, 2005, more than 49% of the Company's securities clients were subscribers to the Cybertrading Service.

East Asia Securities has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 50% of the number of trades and 36% of transaction value.

With a view to further enhancing the Cybertrading Service, East Asia Securities has plans to introduce an ePO Service and further enhance its IVRS Trading System and Mobile Phone Trading in the first half of 2006.

East Asia Futures Limited — Futures Cybertrading

For the year 2005, East Asia Futures, the wholly-owned futures and options broking arm of the Bank, benefited greatly from the improved local market conditions. The Company has recorded significant growth in its client base since the launch of its on-line real time trading platform in August 2004 — the Futures Cybertrading System.

Year to year, the Company registered growth of 54% in the number of Futures Cybertrading accounts. As of 31st December, 2005, more than 67% of the Company's clients had subscribed to the Futures Cybertrading Service.

East Asia Futures has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. Currently, the volume of transactions executed via the Futures Cybertrading System, expressed as a percentage of total turnover, accounts for some 40% of trades and 35% of transaction value.

China Operations

In 2005, BEA opened two branches in Hangzhou and Chongqing, two sub-branches in Shanghai Xintiandi and Shenzhen Nanshan as well as two representative offices in Suzhou and Dongguan. At present, BEA has a total of 23 outlets in China, including 11 branches, 6 representative offices and 6 sub-branches. Further expansion is planned for 2006, including but not limited to upgrading the existing representative offices into full branches and establishing more sub-branches on the Mainland and in Macau.

To explore the bancassurance business opportunities in China, BEA entered into cooperation agreements with China Pacific Insurance Company Limited and China Life Insurance Company Limited during the year. Nine out of the eleven branches in China have already obtained agency licences for marketing both life and general insurance products.

BEA launched five derivative products in China and one derivative product in Macau during the year, with encouraging sales results. BEA will continue to develop innovative personal banking products to suit the needs of the local market.

Furthermore, BEA obtained approval from the State Administration of Foreign Exchange to provide RMB forward services to its customers.

In 2005, BEA has achieved a significant growth of 50% in the loan *portfolio and 74% in the net profit in the China, Taiwan and Macau* markets. BEA is confident that the business units in these three markets would be able to maintain the growth momentum in 2006.

Overseas Operations

In 2005, BEA continued the implementation of its international expansion strategy. In March, The Bank of East Asia (Canada) opened a branch in the city of Vancouver. In April, BEA exercised the option to increase its shareholding in P.T. Bank Resona Perdania, its joint venture bank in Indonesia, raising its stake from 24.89% to 30%.

In June, The Bank of East Asia (U.S.A.) N.A. ("BEA-USA") opened its fourth California branch in Torrance. To further strengthen BEA's presence in the United States, in December, East Asia Holding Company, Inc., a wholly-owned subsidiary of BEA, signed a definitive agreement to acquire National American Bancorp ("NABancorp"). NABancorp is the holding company for National American Bank ("NAB"), a commercial bank with three branches in the San Francisco Bay Area. NAB will be merged into BEA-USA following the completion of the acquisition in the second quarter of 2006. The acquisition will enable BEA Group to expand its network into the dynamic San Francisco market, and it will provide a platform for further growth in northern California.

BEA-USA is also preparing to open two additional branches in New York City in the first half 2006. Cyberbanking Services will be extended to customers beginning in the second quarter of 2006. By mid 2006, BEA-USA will have a total of 10 branches in the U.S.

In 2005, BEA overseas business units recorded a growth of 15% in the loan portfolio. Despite heavy loan prepayments and lesser-than-expected growth due to strong liquidity and high interest rate environment, overseas business units achieved an increase of 40% in net profit for the year ended 31st December, 2005. The overseas business units will continue to carry out the mission of improving profitability and providing high quality niche banking services to its target customers.

Corporate Services

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings ("IPO") and share registration, payroll outsourcing and fund and trust administration.

Tricor recorded significant growth in revenue for the year and is the key contributor to the BEA Group's fees and commission income. The continued improvement in the business environment in Hong Kong has benefited Tricor's operations. The company has experienced strong demand for its corporate compliance services from both private and publicly listed companies in Hong Kong, its IPO and share registration services as well as its executive search work. Furthermore, its overseas operations have made a respectable contribution to Tricor's total revenue.

In May 2005, Tricor acquired the company secretarial business of Ernst & Young in the British Virgin Islands, adding strength to Tricor's already successful corporate services practice there. Continuing with its regional expansion strategy, in July 2005, Tricor acquired a substantial interest in the client accounting, payroll outsourcing and executive recruitment businesses of PricewaterhouseCoopers in Thailand, the leading accounting firm in that country. Pursuant to a sale and purchase agreement signed in December 2005, Tricor completed the acquisition of a reputable corporate services practice in Malaysia on 12th January, 2006. Tricor also set up operations in Shenzhen, its third office on the Mainland, in October 2005.

As of January 2006, Tricor operates in 10 cities in the region. As market leader in business, corporate and investor services, Tricor will continue to look for business opportunities in Greater China and elsewhere.

On 16th January, 2006, Tricor consolidated its Hong Kong offices into a single location at Three Pacific Place on Hong Kong Island. The consolidation will facilitate the further integration of the company's various business lines, systems and resources.

Human Resources

The Bank of East Asia Group employees at 31st December, 2005:

Hong Kong	4,518
Other Greater China	1,507
Overseas	418
Total	6,443

The year 2005 was a challenging year for human resources professionals, especially for those serving in the field of recruitment and retention. To meet these challenges, the Bank has continuously reviewed its human resources programmes to attract high calibre candidates and to retain outstanding performers. These programmes include enhancement of staff benefits, rewards to top performers, enrichment programmes for staff development, and best practice benchmarking conducted by external human resources consultants.

The Bank is committed to enhancing the capability and developing the potential of its staff in order to assist them to face the changing needs of their work. Besides regular in-house training programmes, the Bank has collaborated with university professors and external training consultants to design and organise customised training courses.

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2005.

David LI Kwok-po	Joseph PANG Yuk-wing	CHAN Kay-cheung
Chairman & Chief Executive	*Executive Director*	*Executive Director*

Hong Kong, 10th February, 2006

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Dr. The Hon. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai and Mr. Eric LI Fook-chuen; and Independent Non-executive Directors are Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.